Exhibit 99.1

Seabridge Gold Inc.

ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED

DECEMBER 31, 2011

DATED MARCH 29, 2012

For details regarding Risks and Uncertainties, please refer to pages 43 to 51.

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form is presented as of December 31, 2011 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.  The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this Annual Information Form a combination of Imperial and metric measures are used with respect to the Issuer's mineral properties.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

Cautionary Note to United States Investors Regarding Resource Estimates

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on December 11, 2005 (the "CIM Standards") as they may be amended from time to time.

United States investors are cautioned that the requirements and terminology of NI 43- 101 and the CIM Standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.  Accordingly, the Issuer's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC's Industry Guide 7.  Without limiting the foregoing, while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources which are not mineral reserves do not have demonstrated economic viability and U.S. investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.

i

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. U.S. investors are also cautioned not to assume that all or any part of an “inferred resource” exists, is economically mineable or will ever be upgraded to a higher category. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, under US rules companies are normally only permitted to report “resources” as in place tonnage and grade without reference to unit measures.

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SEABRIDGE GOLD INC.

ANNUAL INFORMATION FORM

ITEM 1:                      CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer”or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then subsequently changed once more to Seabridge Resources Inc. on May 20, 1998. On June 20, 2002 the Issuer changed its name to "Seabridge Gold Inc." and on October 31, 2002 the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106Front Street East, 4thFloor, Toronto, Ontario, CanadaM5A 1E1.  The Issuer’s telephone number is (416) 367-9292.  The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "SEA" and on the NYSE AMEXEquities (the "AMEX") under the symbol "SA".  The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, CanadaV6C 2T5.

Intercorporate Relationships

The Issuer presently has five wholly-owned subsidiaries: 5073 N.W.T.  Limited, a company incorporated under the laws of the Northwest Territories of Canada, Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold Corporation, a Nevada corporation; 5555 Gold Inc., a Nevada corporation; and 5555 Silver Inc., a Nevada corporation.  The following diagram illustrates the current inter-corporate relationship between the Issuer, its subsidiaries and its projects:

ITEM 2:                      GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, the Issuer has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold.  The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding.  The Issuer believes this ratio of gold resources per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that the Issuer’s strategic focus would be on acquiring, exploring and developing gold deposits.  The Issuer determined it would not build or operate mines, but that it would look to partner with other companies or sell assets that were ready for production. In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources.  The Issuer also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold resources per Common share.  The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the following order, subject to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves.  The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold resources per Common share.

In 1999, the Issuer set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. The Issuer decided it would acquire projects with three main characteristics:

1.	estimated resources with quality work done by reputable companies;
2.	upside exploration potential; and
3.	low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, the Issuer acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories, including inferred resources) and has been paying less than US$0.10 per ounce per year in holding costs.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. The Issuer’s strategy entered its second phase, which was to expand the Issuer’s resource base through carefully targeted exploration.  This phase proved highly successful, with total measured and indicated gold resources growing 589% between 2003 and 2012, and Common shares outstanding increasing only 57% during the same period.

By 2008, the gold price had risen sufficiently to make the Issuer think that a number of its projects might be economic.  Therefore the Issuer began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading mineral resources to reserves.  This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset.  The permitting process began and the Issuer undertook a substantial infill drilling program to raise the confidence level in the project’s resources.  This work led to a completed Preliminary Feasibility Study for the KSM Project in March 2010, which was updated in June, 2011 and the Issuer is in the process of updating it again to incorporate the new KSM resource estimate announced on February 8, 2012 and other design enhancements.

In 2010, the Issuer also turned its attention to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 which indicated that the project’s economics were marginal at the then-prevailing gold price. Given the increase in the gold price since early 2008, the Issuer initiated a plan to take the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling, the commencement of the permitting process and further engineering work to move towards a preliminary feasibility study.  The Issuer has completed additional drilling at Courageous Lake, completed an updated preliminary economic assessment in July, 2011 and recently announced an updated resource estimate. The Issuer is now working to incorporate this updated resource model into a new preliminary feasibility study.

Work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of non-core assets, consistent with the Issuer’s strategy of limiting share dilution.

The Issuer intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Issuer. Realizing value for the Issuer’s shareholders will depend on the potential financial return for a prospective purchaser or partner as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this time.

The continuing success of the Issuer is dependent on (1) its ability to upgrade its existing gold resources through engineering studies, (2) advancing its projects through regulatory and First Nations reviews, (3) exploration success on projects it is exploring on its own account (4) continued strength in the price of gold and/or (5) successfully concluding negotiations under which others acquire interests in the Issuer's properties, whether under option agreements or by purchase, or acquire the Issuer.  The Issuer also intends to continue its search for additional acquisitions.

Three Year History

During the three most recently completed financial years, the Issuer has focused its exploration and engineering efforts on its two core projects, namely KSM in British Columbia and Courageous Lake in the Northwest Territories.

In 2009, 2010 and 2011 the Issuer completed core drill programs at its KSM Project of 13,000 meters, 26,580 meters, and 20,750 meters respectively, with the objectives of expanding resources, upgrading resources from the inferred category into the measured or indicated categories and testing deposit limits.  After each program the Issuer completed resource estimates incorporating the drilling data to date, in early 2009 the Issuer completed a Preliminary Assessment in respect of its KSM Project, in March of 2010 the Issuer completed a Preliminary Feasibility Study in respect of its KSM Project and in June of 2011 the Issuer completed an updated Preliminary Feasibility Study in respect of its KSM Project.

At its Courageous Lake Project, the Issuer returned to further development work in 2010, completing exploration work and an updated resource estimate and, in July of 2011, the Issuer completed a Preliminary Economic Assessment in respect of its Courageous Lake Project.

Due to success at both its KSM and Courageous Lake Projects, in early 2008 the Issuer announced that it would look to sell or joint venture its other projects while continuing to advance its two core projects.  In March, 2009, the Issuer settled terms for the sale of its Hog Ranch Project under the terms of an option agreement and this option has now been exercised and the property transferred. In December, 2010 the Issuer sold the royalty interest it retained in the Nocha Buena project.In 2011, the Issuer continued advancing the sale of non-core assets, having concluded option agreements on its Quartz Mountain and Grassy Mountain projects and having announced a letter of intent under which it proposes to sell or option its remaining Nevada properties.  In 2012 this success has continued, with the Issuer announcing a letter of intent under which it proposes to option its Red Mountain Project.

In 2011 the Issuer also entered into an agreement with a subsidiary of Royal Gold, Inc. (such subsidiary referred to in this AIF as “RGLD”) under which RGLD agreed to take down a $30,000,000 private placement in Seabridge common shares at a 15% premium to market and Seabridge granted to RGLD an option to acquire a 1.25% net smelter returns royalty on all gold and silver production from Seabridge’s KSM project, which option is exercisable by payment of $100,000,000 during a period of 60 days following the announcement of receipt of all material approvals and permits for the KSM Project, full project financing and certain other conditions.Seabridge also granted RGLD an 18 month option to acquire an additional C$18 million in common shares of the Issuer that would be priced at a 15% premium over the market price at the time of subscription. If exercised, this additional investment in Seabridge shares would provide RGLD an option to acquire a further 0.75% net smelter returns royalty on all gold and silver production sales from KSM for an additional C$60 million on the same conditions as the firstroyalty.

At the date of this Annual Information Form, over 90% of the mineral resources at all of its projects combined are at the KSM Project and the Courageous Lake Project and the Issuer considers that its present market value principally relates to just these two projects.  As a result, its present and future exploration and development activities will be almost exclusively focused on advancing these two projects.

ITEM 3:                      DESCRIPTION OF THE ISSUER'S BUSINESS

General

The Issuer holds six properties with gold resources and its material properties are its KSM Project and its Courageous Lake Project.  The Issuer holds a 100% interest in each of its properties, however, each of the Grassy Mountain and the Quartz Mountain projects are subject to option agreements under which the optionee may acquire a 100% interest in such project.  In addition, the Issuer has announced that it has entered into letters of intent to option each of the Red Mountain project and the Castle Black Rock project under which the optionee may acquire a 100% interest in such project.  At the date of this Annual Information Form, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)
PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	0.50¹	724,000	0.65	15,130	0.18	2,872	1,052,900	0.58	19,634	0.16	3,713	567,800	0.44	8,032	0.14	1,752
Iron Cap	0.50¹	--	--	--	--	--	361,700	0.44	5,117	0.21	1,674	297,300	0.36	3,441	0.20	1,310
Sulphurets	0.50¹	--	--	--	--	--	370,900	0.59	7,036	0.21	1,717	177,100	0.50	2,847	0.15	585
Kerr	0.50¹	--	--	--	--	--	270,400	0.24	2,086	0.46	2,741	85,000	0.24	656	0.28	525
KSM Total	--	724,000	0.65	15,130	0.18	2,872	2,055,900	0.51	33,873	0.22	9,845	1,127,200	0.41	14,976	0.17	4,172
Courageous Lake²	0.83	13,401	2.53	1,090	--	--	93,914	2.28	6,884	--	--	48,963	2.18	3,432	--	--
Grassy Mountain²	0.55	--	--	--	--	--	18,657	1.54	924	--	--	1,722	1.10	61	--	--
Quartz Mountain²	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain²	1.00	1,260	8.01	324	--	--	340	7.041	76	--	--	2,079	3.71	248	--	--
Castle/ Black Rock²	0.25	4,120	0.57	75	--	--	8,260	0.53	140	--	--	7,950	0.37	93	--	--
Note:	The resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates”in the Preliminary Notes.

1.	The cut-off grade for KSM is stated in amount of gold equivalent which takes into consideration the presence of copper which contributes to project economics.
2.
Seabridge has entered into option agreements, or letters of intent to negotiate option agreements, under which a 100% interest in each of the Red Mountain, Grassy Mountain, Quartz Mountain and Castle Black Rock projects may be acquired.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Statement Regarding Forward-Looking Information and Statements

This Annual Information Form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning the Issuer’s projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at the Issuer’s KSM Project and Courageous Lake Project (each as defined herein). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if amineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Annual Information Form the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated resources at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Issuer’s history of losses and expectation of future losses;

•	risks related to the Issuer’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;

•	uncertainty of whether there are any economic reserves existing on the Issuer’s mineral properties;

•	uncertainties relating to the assumptions underlying the Issuer’s resource estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from the Issuer’s mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;

•
risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation and any necessary consents of third parties to development and mining activities;

•	uncertainty related to title to the Issuer’s mineral properties;

•	risks related to unsettled First Nations rights and title;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	increased competition in the mining industry;

•	the Issuer’s need to attract and retain qualified management and personnel;

•	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies; and

•	theIssuer’s classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Formunder the heading “Risk Factors” and elsewhere in this Annual Information Form.  In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Summary

The KSM project is comprised of two contiguous claim blocks in the Iskut-Stikine region in British Columbia, approximately 20 kilometers southeast of the Eskay Creek Mine.

At the time of acquisition by the Issuer, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modelled separately by Placer Dome (CLA) Limited ("Placer Dome").  Drilling by the Issuer during 2006 and 2007 confirmed a new zone, the Mitchell zone, which is significantly larger than the Kerr and Sulphurets zones.Drilling by the Issuer during 2010 confirmed a further zone, the Iron Cap zone, which is a bit larger than the Kerr and Sulphurets zones.

During 2008 and 2009 Seabridge focused on further exploration and development of the KSM Project, principally the Mitchell zone, to further upgrade and expand mineral resources, and generated successive resource estimates of all three zones. In 2010, the Issuer continued with exploration and development of the KSM Project, particularly the new Iron Cap zone.  In 2011, the Issuer’s work was designed to upgrade approximately three million ounces of higher grade inferred gold resources at the Sulphurets and Kerr zones to proven and probable reserves and to test the down-dip extension of the higher grade breccia zone at Mitchell.  After completing drilling in 2011,the drill hole database for the KSM Project includes 508 core holes totalling approximately 144,375 meters. Over 97% of the holes at Mitchell were drilled by Seabridge between 2006 and 2011. Approximately 87% of the Iron Cap meterage was drilled by the Issuer in 2010. Seabridge announced its current resource estimate at the KSM Project on February 8, 2012.

The Issuer engaged a group of independent consultants to undertake a Preliminary Feasibility Study for KSM, initially to incorporate the 2010 resource estimates, then, with the success of 2010 and 2011 exploration, the Issuer engaged its consultants to update the original study twice to incorporate new resource estimates announced in early 2011 and 2012 and to consider other refinements to the proposed operation.  The details of the 2011 Preliminary Feasibility Study are presented below and the updated 2012 Preliminary Feasibility Study is in progress.

Acquisition Agreement

In June 2000, the Issuer entered into a Letter of Intent with Placer Dome to acquire a 100% interest in Kerr-Sulphurets.  On March 28, 2001, the Issuer and Placer Dome executed a definitive acquisition agreement.  Closing of the transaction was delayed until June 2001 at which time Placer Dome was able to obtain a satisfactory release of its environmental obligations associated with the project.  At closing, in consideration for a 100% interest in the Project, the Issuer issued Placer Dome (i) 500,000 common shares of the Issuer; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% NSR interest on the Project, capped at C$4.5 million.  The 500,000 common share purchase warrants were exercised by Placer Dome in early 2003.  The Issuer will be obligated to purchase the 1% NSR from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

Option Agreement

In September 2002, the Issuer optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.). During 2003 and 2004, Noranda conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In April 2006, the Issuer announced that it had reached agreement with Falconbridge whereby the Issuer would re-acquire Falconbridge’s option to earn up to a 65% interest at KSM for 200,000 common shares of the Issuer and 2.0 million conditional common share purchase warrants of the Issuer with an exercise price of C$13.50 per share. The transaction closed in August 2006. With the announcement of an initial mineral resource at the Mitchell zone, the full 2.0 million warrants became exercisable in February 2007. During 2007, all two million warrants were exercised and the Issuer received $27 million in proceeds.

Acquisition of Adjacent Lands

On September 4, 2009, the Issuer completed the acquisition of 22 mineral legacy claims (the “BJ Claims”) immediately adjacent to the KSM Project from Max Minerals Ltd. (“Max”).  Seabridge acquired the BJ Claims as prospective ground for additional exploration, to secure needed room for waste rock storage and project infrastructure and mineral rights to a part of the proposed tunnel route between the planned mining and milling facilities.  At closing Seabridge paid Cdn$1.0 million in cash to Max, issued 75,000 Common shares to Max, and granted a 2.5% net smelter royalty (“NSR”) to Max on the BJ Claims.  The BJ Claims are also subject to a 2% NSR in favor of the original owner of the BJ Claims and Seabridge is obligated to pay the original owner 10 annual advance royalty payments of Cdn$100,000 each, ending in 2018.  The advance royalty payments are credited against any payments that might become due under the 2% NSR.

On February 9, 2011 the Issuer completed the acquisition of a further 16 mineral legacy claims adjacent to claims held by the Issuer at KSM from 0892597 B.C. Ltd.  At closing Seabridge paid 0892597 B.C. Ltd. $675,000 in cash. These claims are subject to a 2% NSR.

Royalty Option

In June, 2012, the Issuer entered into an agreement with RGLD under which RGLD agreed to take down a $30,000,000 private placement in Seabridge common shares at a 15% premium to market and Seabridge granted to RGLD an option to acquire a 1.25% net smelter returns royalty on all gold and silver production from Seabridge’s KSM project, which option is exercisable by payment of $100,000,000 during a period of 60 days following the announcement of receipt of all material approvals and permits for the KSM Project, full project financing and certain other conditions. Seabridge also granted RGLD an 18 month option to acquire an additional C$18 million in common shares of the Issuer that would be priced at a 15% premium over the market price at the time of subscription. If exercised, this additional investment in Seabridge shares would provide RGLD an option to acquire a further 0.75% net smelter returns royalty on all gold and silver production sales from KSM for an additional C$60 million on the same conditions as the first royalty.

Technical Report

In May, 2010, a Preliminary Feasibility Study for the KSM Project was completed that was based on mineral resource estimates prepared before such assessment.  After the 2010 exploration program an updated mineral resource estimate was completed in March 2011 and the Issuer engaged its group of consultants, all of whom are independent of Seabridge, to prepare an updated Preliminary Feasibility Study for the KSM Project using the 2011 resource estimate.  The KSM Preliminary Feasibility Study is dated June 15, 2011 and is entitled “Kerr-Sulphurets-Mitchell (KSM) Prefeasibility Study Update 2011” (the “2011 Prefeasibility Study”).  The overall study was coordinated by Wardrop (“Wardrop”), a Tetra Tech Company.  The consultants and their responsibilities are as follows:

•
Wardrop, under the direction of John Huang (overall report preparation, metallurgical testing review, mineral processing and process operating cost) and Hassan Ghaffari (infrastructure capital cost estimate, financial analysis and process related infrastructure)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)

•	Rescan Environmental Services Ltd. (“Rescan”) under the direction of Greg McKillop (environment and permitting)

•	Bosche Ventures Ltd. under the direction of Harold Bosche (rope conveying, slurry pipeline system, tailings delivery, reclaim pumping and piping systems and associated capital costs)

•	KlohnCrippen Berger Ltd. under the direction of Graham Parkinson (water diversion and seepage collection ponds, tailings dam, water treatment dam and related capital, operating and closure costs)

•	Allnorth Consultants Ltd. under the direction of Mr. Darby Kreitz (storage dam and tailings starter dam construction cost estimates)

•	Resource Modeling Inc. (“RMI”) under the direction of Michael Lechner (mineral resources)

•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated costs)

•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

•	EBA Engineering Consultants Ltd. (“EBA”) under the direction of Kevin Jones (winter access roads and associated costs)

•	Thyssen Mining Construction of Canada Ltd. under the direction of Adrian Bodolan (tunnel design and costs).

The following material (up to “Subsequent Information”) on the KSM Project summarizes information from the 2011 Prefeasibility Study.

Location and Climate

The KSM property is located in the Iskut-Stikine River region in the mountainous terrain of north-western British Columbia, approximately 65 km north-northwest of Stewart, British Columbia and 21 kilometers south-southeast of the Eskay Creek Mine (production ceased in 2009)(see Figure 1).  The property is centred at latitude 56º52' North and longitude 130.25º West. The Mineral Resources that are the subject of this report are located relative to the NAD83 UTM coordinate system.

The property lies in the rugged Coastal Mountains of northwest British Columbia,with elevations ranging from 520 meters in Sulphurets Creek valley to over 2,300 meters at the highest peaks.

Access to the property is by helicopter from Stewart.  Mobilization of equipment and personnel have also been staged from kilometer 54 on the private Eskay Creek Mine Road and along the public Granduc Highway.

The climate is generally typical of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations. Precipitation is high, with an annual totalprecipitation (rainfall and snow equivalents) estimated to be between the historical averages for the Eskay Creek Mine and Stewart, BC. This range extends from 1,373 to 2,393 mm (data to 2005). The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.Snowfalls and strong winds can be expected from early-October until mid-April with temperatures varying widely between 0º and -40ºC.  Snowpack ranges from one to two meters but high winds can create snowdrifts up to 10 meters.

Local Resources, Infrastructure and Physiography

There are deep-water loading facilities for shipping bulk mineral concentrates located in Stewart. The facilities are currently used by the Huckleberry mine. The nearest railway is the Canadian National Railroad (CNR) Yellowhead route, which is located approximately 220 km southeast of the property. This line runs east-west, and can deliver concentrate to deep water ports near Prince Rupert and Vancouver, BC.

The property is located on Crown land; therefore, all surface and access rights are granted by the Mineral Tenure Act and the Mining Right of Way Act. There are no settlements or privately owned land in the area; there is limited commercial recreational activity in the form of helicopter skiing and guided fishing adventures.

The northern most extension of the current British Columbia Transmission Corporation (“BCTC”) grid in the KSM Project area is a 220 kilometer long, 138 kV transmission line to Meziadin Junction from the Skeena substation near Terrace, British Columbia. The community of Stewart, British Columbia is provided service by a continuation of the transmission line from Meziadin. The existing 138 kV transmission line does not have adequate capacity to supply an extension to the KSM property. There is a currently approved new 335 kilometer long 287 kV “Northwest Transmission Line” (“NTL”) from Skeena substation following in proximity to Highway 37 passing within 12 km of the KSM property as far north as Bob Quinn Lake. The KSM Project expects to take electrical service from the new NTL as a Transmission Service Customer under their bulk rate schedule 1823.

Figure 1 - KSM Project Location Map

YUKON TERRITORY
NORTHWEST TERRITORIES
GREENS CREEK
ALASKA
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
KSM PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
USA

OPERATING BASE METAL MINES

ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets-Mitchell Property
British Columbia, Canada

Land Status

The KSM property is comprised of three discontinuous claim blocks.  These claim blocks are referred to as 1) the KSM claim group, 2) the Seabee/Tina claims, and 3) the KSM placer claim block.  The first two claim blocks (KSM and Seabee/Tina) contain 115 mineral claims, consisting of both cell and legacy claims.  The three claim blocks cover a total area of approximately 44,120 hectares.  The Seabee/Tina claim block is located about 19 kilometers northeast of the Kerr-Sulphurets-Mitchell-Iron Cap mineralized zones.  The Seabee/Tina claim block is currently being considered for proposed infrastructure siting.

Since acquisition of the original KSM claim group, Seabridge has added to the KSM Project’s property holdings through staking and purchase of several claim groups.  These include the Seabee group, acquired by staking, the Tina and BJ groups purchased in 2009, and the New BJ group purchased in 2011.  The Seabee and Tina groups are together referred to as the Seabee property, and the original KSM group, BJ and New BJ groups are referred to as the KSM property. The Kerr-Sulphurets placer claims were part of the original property acquisition from Placer Dome Inc.  Additional placer claims were acquired by staking in 2009.

Figure 2 - KSM Project Claim Map

Annual holding costs for all claims (lode and placer) are approximately $106,000, which the Company has maintained since acquiring the project.  In 2007, assessment work was filed to advance the expiry of the KSM property to 2018.  Assessment work was completed on most of the Seabee property in 2010 with that work filed in February 2011 which advanced expiry dates to 2017.  The BJ group of claims had assessment work from 2010 applied which advanced expiry dates to 2020.  The Kerr-Sulphurets placer claims have been kept in good standing by paying fees in lieu of completing assessment work.

The KSM Project is located on provincial Crown land.  The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar Iskut

Stikine Land and Resource Management Plan, approved by the British Columbia Government in 2000.  A part of the proposed ore transport tunnel lies within the boundaries of the South Nass Sustainable Resource Management Plan that is currently in development.  The proposed sites for the tailings management and plant facilities lie outside of the boundaries of any land use planning process.  Part of the Project, excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement, where consultation is required with the Nisga’a Lisims Government under the terms of the Final Agreement.  The Tahltan First Nation has an asserted claim over part or all of the area underlying the Project footprint.  Additionally, the Gitanyow and Gitxsan Hereditary Chiefs, including the wilp Ski Km Lax Ha, may have some interests within the broader region, particularly downstream of the plant site and tailings management facility, which may be potentially affected by the Project.

Seabridge has completed an extensive two year environmental baseline program, initiated in 2007, in support of the Provincial and Federal Governments’ permitting process.  Environmental studies are being conducted under the leadership of Clem Pelletier, President of Rescan Environmental Services Ltd.

In March 2010, an application was made for a Multi-Year Area Based (MYAB) permit which covers work at the KSM property for a five year period.  Approval for this work, which covers drilling, geophysical surveys, and base line environmental studies, was granted on June 30, 2010 (Permit # MX-1-571, Approval #10-0100108-0630).  Prior to this approval, an extension to the 2009 permit was granted by the Ministry of Energy Mines and Petroleum Resources on April 30th, 2010, in order to complete the approved program commenced in 2009.  Work on the Seabee property is covered by a separate permit, MX-1-763.  An application for an MYAB permit for Seabee has been submitted.

Exploration History

The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont, Granduc, Phelps Dodge, and the Meridian Syndicate.  All of these programs were focused towards gold exploration. Various explorers were attracted to this area due to the numerous large, prominent pyritic gossans that are exposed in alpine areas. There is evidence that prospectors were active in the area prior to 1935. The Sulphurets Zone was first drilled by Esso Minerals in 1969; Kerr was first drilled by Brinco in 1985 and Mitchell Creek by Newhawk Gold in 1991.

In 1989, a 100% interest in the Kerr deposit was acquired by Placer Dome from Western Canadian Mines and in the following year they acquired the adjacent Sulphurets property from Newhawk Gold Mines. The Sulphurets property also hosts the Mitchell deposit and the Iron Cap zone and other mineral occurrences. In 2000, Seabridge Resources acquired a 100% interest from Placer Dome in both the Kerr and Sulphurets properties, subject to capped royalties.

There is no recorded mineral production, nor evidence of it, from the property.  Immediately west of the property, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks. On the Bruceside property immediately to the east and currently owned by Silver Standard Resources, limited underground development and test mining was undertaken in the 1990’s on narrow, gold-silver bearing quartz veins at the West Zone.

During 2003 and 2004, under its option to earn up to a 65% interest in the project from the Issuer, Falconbridge conducted geophysics, surface mapping, surface sampling and drilling at the project.

Since 2006, the Issuer has been conducting exploration and development activities at the project.

Geology and Mineralization

Regional Geology

The region lies within “Stikinia”, a terrane of Triassic and Jurassic volcanic arcs that were accreted onto the Paleozoic basement of the North American continental margin in the Middle Jurassic. Stikinia is the largest of several fault bounded, allochthonous terranes within the Intermontane belt, which lies between the post-accretionary, Tertiary intrusives of the Coast belt and continental margin sedimentary prisms of the Foreland

(Rocky Mountain) belt. In the Kerr-Sulphurets area, Stikinia is dominated by variably deformed, oceanic island arc complexes of the Triassic Stuhini and Jurassic Hazelton groups. Back-arc basins formed eastward of the property in the Late Jurassic and Cretaceous were filled with thick accumulations of fine black clastic sediments of the Bowser Group. Folding and thrusting due to compressional tectonics in the late Cretaceous generated the area’s current structural features. Remnants of Quaternary basaltic eruptions occur throughout the region.

The KSM property hosts an extensive alteration and mineralization system that was developed as a result of hydrothermal activity focused on hypabyssal, Early Jurassic intermediate, porphyritic intrusions.  The model is best described as a gold-enriched copper porphyry system controlled by a series of dikes, sills and plugs rather than a single stock.  Mineralization is typically associated with quartz veinlet stockworks and sheeted quartz veinlet arrays mainly in altered host rocks adjacent to the intrusions. Principal sulfides are pyrite and chalcopyrite, with minor molybdenite, and trace amounts of tennantite, bornite, sphalerite, and galena.

Mitchell Zone Mineralization

Eleven core holes totaling 3,186.11 meters were drilled by Seabridge in 2010 within the Mitchell zone.  The majority of these holes were drilled along the northern and eastern flanks of the mineralized zone in order to upgrade Inferred Resources to Indicated Resources.  The drill hole spacing at Mitchell is variable but within the core portion of the Mitchell zone drill hole spacing varies between 50 to 100 meters.  The total drill pattern has tested a volume measuring roughly 2,000 meters by 1,200 meters by 600 meters.  Geological and assay results were generally consistent with existing models for geology and metal distribution, but some revisions were made to the geometry of solid models to reflect new data.

The Mitchell zone is exposed in Mitchell valley through an erosional window exposing the footwall of the Mitchell Thrust Fault.  The zone is a moderately dipping, roughly tabular gold-copper deposit measuring approximately 1,600 meters along strike, 400 to 900 meters down dip, and at least 300 to 600 meters thick. It consists of a foliated, schistose or mylonitic zone of intensely altered and sulfide bearing rocks, with a variably distributed stockwork of deformed and flattened quartz veinlets.  The schistosity generally follows an east-southeast direction, and dips moderately steep to the north.  In general, the core area of mineralization has a moderate plunge to the north or northwest, and is lineated in an east-southeast direction.

Recent glacial melt back has provided exceptional surface exposure of a relatively fresh gold-copper porphyry system.  A zone of intense quartz and sulfide veining (“High Quartz”) forms resistant bluffs in Mitchell valley.  However, the higher grade core area is mostly covered by talus and moraine west of the bluffs. Active oxidation and leaching of sulfides has produced prominent gossans and extensive copper sulfate precipitates at the surface.

The Mitchell zone is considered to lie within the spectrum of the gold-enriched copper porphyry environment. Metals, chiefly gold and copper (in terms of economic value), are generally at low concentrations, finely disseminated, stockwork or sheeted veinlet controlled, and pervasively dispersed over dimensions of hundreds of meters.  Grades diminish slowly over large distances; sub-economic grades are encountered at distances of several hundreds of meters beyond the interpreted centre of the system.  This is distinct from the Sulphurets and Kerr zones, where there are more abrupt breaks in grade due to higher structural complexity and juxtaposition of weak and moderate grade domains by faulting, both syn-mineral structures controlling breccia contacts, and post-mineral faulting and displacements.

Iron Cap Zone Mineralization

The Iron Cap Zone is a roughly 600 by 1,500 meter area of well-exposed, intensely and pervasive quartz-sericite-pyrite altered intrusive, sedimentary and volcanic rock approximately 2,300 meters northeast of the Mitchell zone.  Quartz-sulfide-gold bearing veins within the Iron Cap zone attracted previous explorers and were the focus of blast trenching and three short drill holes drilled by Esso Minerals in 1980 which intersected wide intervals of low grade copper-gold mineralization.  The Iron Cap deposit has been delineated by over 17,790 meters of core drilling in 52 drill holes spaced at intervals of 50 to 100 meters; in total three different operators drilled the project between 1980 and 2010.  In 2010, Seabridge drilled 15,400.6 meters in forty-one core holes to explore, delineate and model the deposit.  This resulted in the first resource estimation of the Iron Cap deposit, which contains substantial volumes of both inferred and indicated resources.

The Iron Cap deposit is a separate but related mineralized system within the KSM district, and occurs structurally above the Mitchell deposit, in the panel of rocks between the Mitchell and Sulphurets thrust faults.  It differs from the Mitchell deposit primarily in that much of the host rock is hydrothermally altered intrusive (porphyritic monzonite to diorite) rather than volcanics and sediments. The volcanics are mostly andesitic porphyry, generally similar to the main host of the Mitchell deposit.  There is a high degree of silicification which overprints earlier potassic and chloritic alteration.  Intense phyllic alteration and high density stockwork veining, which are pervasive at Mitchell are less pervasive at Iron Cap.  Copper bearing zones at Iron Cap demonstrate higher grades than Mitchell, which is consistent with the intrusive setting and potassic alteration indicating a deeper and hotter environment.

Associated with the silicification are wide zones of hydrothermal brecciation, scattered meter-scale quartz-pyrite-chalcopyrite veins and centimeter-scale quartz-pyrite-chalcopyrite-sphalerite-galena-tetrahedrite veins that are interpreted to be superimposed on earlier stockwork and disseminated mineralization associated with the intrusion.  Microscopic examinations of polished thin sections confirm that Iron Cap was also subjected to a post-mineral deformational event evidenced by widespread mylonitic textures.  “Mylonite” and Ultramylonite” are terms used as rock names in petrographic descriptions of several Iron Cap mineralized samples.

Generally intense silicification at the higher, eastern portions gives way to chloritization with some preserved feldspar alteration at depth and towards the west which correlates with an increasing proportion of intrusive rock.  Relative to Mitchell, stockwork veining is much weaker. There is a distinct overprint of structurally controlled, centimeter scale quartz-carbonate veins with chalcopyrite, galena, sphalerite, and tetrahedrite, but the distribution is not clear.  It does not seem to effect the gold and copper distribution on a large scale, but at the vein scale there is often correlation.  High silver values are generally associated with presence of galena and sphalerite.

Sulphurets Zone Mineralization

The Sulphurets deposit has been delineated by over 25,281 meters of core drilling in 94 drill holes spaced at intervals of 50 to 100 meters; in total six different operators drilled the project between 1968 and 2006. In 2010, Seabridge drilled an additional 6,538.9 meters in 18 core holes to upgrade Inferred Resources to Indicated Resources and to test the continuity of mineralization down-dip and along strike to the southwest.  Geological and assay results were consistent with existing models for geology and metal distribution as described below.

The deposit is comprised of two distinct zones, Raewyn and Breccia Gold. The Raewyn Copper-Gold zone hosts mostly porphyry style disseminated chalcopyrite and associated gold mineralization in moderately quartz stockworked, chlorite-biotite-sericite-magnetite altered volcanics. The alteration and mineralization are centered on a narrow, apparently conformable body of porphyritic quartz monzonite. It has an apparent northeasterly strike and dips about 45 degrees to the north. It may be offset in en echelon style by several north-northeasterly trending vertical structures. The mineralization is open at down-dip and along strike to the southwest. The Breccia Gold zone hosts mostly gold bearing pyritic mineralization with minor chalcopyrite and sulfosalts in a K-feldspar-siliceous hydrothermal breccia that apparently crosscuts the Raewyn porphyry copper-gold deposit. It comprises altered intrusive clasts in a matrix of mainly silica and sulfides. Both zones have an intense phyllic overprint that nearly masks all earlier alteration phases.  The breccia zone has an apparent northerly strike and dips to the west, and is open down dip. A late, barren, pyritic monzogabbro cuts off the Breccia zone on the northwest side.

Kerr Zone Mineralization

The Kerr deposit has been delineated by over 29,020 meters of core drilling in 155 drill holes spaced at intervals of 50 to 100 meters by Seabridge and six previous operators between 1987 and 2010.  In 2010, Seabridge drilled an additional 1,453 meters in four core holes.  These drill holes were primarily completed to assist with ongoing geotechnical engineering studies.  Two of the four holes intersected the previously designed resource.  Geologic and assay results were consistent with existing models of geology and metal distribution as described below.

The Kerr deposit is a strongly deformed copper-gold porphyry, where copper and gold grades have been upgraded due to remobilization of metals during later and/or possibly syn-intrusive deformation. Alteration is the result of a relatively shallow, long lived hydrothermal system generated by intrusion of monzonite. Subsequent regional deformation along the Sulphurets thrust was diverted into Kerr area along pre-existing structures and altered rocks with low competency.

The mineralized area forms a mostly continuous, north-south trending and westerly dipping, irregular body at least 1700 meters long, and up to 200 meters thick.  Higher grades are associated with crackled quartz stockwork, anhydrite veining, and chlorite alteration. It is enveloped by a schistose, pyrite rich phyllic alteration with low to moderate grades. Mineralization is open at depth and along strike.

2011 Resource Estimate

RMI constructed 3D block models for the Kerr, Sulphurets, Mitchell, and Iron Cap zones. Various 3D wireframes were used to constrain the estimate of block grades (e.g. lithology, alteration, structural, and grade envelopes).  These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan.  The estimated block grades were validated using visual and statistical methods.  Based on those results, RMI believes that the grade models are globally unbiased and suitable for subsequent pit optimization studies.  The estimated block grades were classified into Measured (Mitchell only), Indicated, and Inferred Mineral Resource categories based on mineralized continuity, along with distance to data in conjunction with the number of drill holes that were used to estimate block grades.  To facilitate comparisons with previous resource estimates, recoverable gold equivalent grades were calculated using a US$650 gold price with a 70% recovery rate and a US$2.00 copper price with an 85% recovery rate.The cutoff grade for resource tabulation was set at 0.50 g/t gold equivalent, also consistent with the cutoff grade used for previous KSM resource estimates. RMI reviewed the security, sample preparation, analytical procedures and QA/QC protocols/results and concluded that they were adequate and that the subsequent assays are suitable to be used to estimate mineral resources.

The following table summarizes the updated mineral resource estimates for the Issuer’s 100% owned Mitchell, Iron Cap, Sulphurets and Kerr zones at the KSM Project using a 0.50 gram per tonne gold equivalent cut-off grade.

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Measured Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	677,600	0.64	13,943	0.17	2,539	3.2	69,713	58	86.6
Total	677,600	0.64	13,943	0.17	2,539	3.2	69,713	58	86.6

Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	1,069,500	0.59	20,287	0.17	4,007	3.2	110,033	60	141.4
Sulphurets	199,300	0.63	4,037	0.26	1,142	0.7	4,485	59	25.9
Kerr	241,200	0.25	1,939	0.47	2,499	1.2	9,306	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	1,871,700	0.52	31,380	0.23	9,322	3.1	186,620	57	204.8

Measured Plus Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	1,747,100	0.61	34,230	0.17	6,546	3.2	179,746	59	228.0
Sulphurets	199,300	0.63	4,037	0.26	1,142	0.7	4,485	59	25.9
Kerr	241,200	0.25	1,939	0.47	2,499	1.2	9,306	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	2,549,300	0.55	45,323	0.21	11,861	3.1	256,333	57	291.4

Inferred Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	551,000	0.43	7,617	0.14	1,700	3.1	54,917	47	57.1
Sulphurets	160,500	0.53	2,735	0.16	566	1.1	5,676	34	12.0
Kerr	91,500	0.23	677	0.30	605	0.7	2,059	n/a	n/a
Iron Cap	297,300	0.36	3,441	0.20	1,310	3.9	37,278	60	39.3
Total	1,100,300	0.41	14,470	0.17	4,181	2.8	99,930	49	108.4

Note:
The resource estimate has been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.  The resource estimate is inclusive of the reserve estimate below.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Proposed Mining Operation

The 2011 Prefeasibility Study envisages an open-pit mining operation at 120,000 metric tonnes per day (tpd) of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. and shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25%, making it readily saleable. A separate molybdenum concentrate and gold-silver dore would be produced at the KSM processing facility

In the 2011 Prefeasibility Study, the project has been designed to accommodate a 50% expansion in the early years of operation, essentially removing anticipated bottle-necks in advance. Start-up capital costs have been increased accordingly.

Mine Planning

Lerchs-Grossman (“LG”) pit shell optimizations were used to define the mine plans in the 2011 Prefeasibility Study. Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource results in only marginal economic return). Waste to ore cut-offs were determined using metal prices of US$990 per ounce gold, US$2.91 per pound copper, US$15.40 per ounce silver and US$15.00 per pound molybdenum for net smelter return calculations. Net smelter return cut-offs for each pit are US$7.48 per tonne of ore for Mitchell and Iron Cap, US$7.82 for Sulphurets and US$7.58 for Kerr.

Rock Storage Facilities

The rock storage facilities (“RSF”) for Kerr, Sulphurets, and Mitchell is confined to the lower Mitchell, Sulphurets, and McTagg areas. This increases the costs of waste haulage from the further mining zones, but reduces the amount of disturbed area, as well as the postmining reclamation and waste treatment requirements. Some rock from Mitchell pit will be backfilled into the Sulphurets pit, and Iron Cap rock will be backfilled to the mined-out Mitchell pit. The safe operation of high-relief dumps in mountain terrain has been successfully demonstrated at other operations in western Canada; these approaches are being considered in this planning work. Allowances have been made to address reclamation and post-closure requirements.

Operations

The mine production schedule, based on the detailed pit phases engineered from the results of an LG sensitivity analysis, varies production annually from the four areas to maximize the net present value (“NPV”) returns for the project while meeting specified ore production targets. This work utilized MineSight® schedule optimization software. Because of the limited rock storage capacity, the production schedule has been balanced to account for lifeof mine waste storage limitations and long-term haulage requirements. Operating parameters including productivities, detailed truck cycle times, and hourly operating costs for large-scale shovels, trucks, and mobile equipment are utilized in the mine planning schedules, which are then used for the operating cost estimates.

The proposed mining operations are typical of open-pit operations in mountainous terrain in western Canada and would employ typical open-pit mining methods and equipment. There is considerable operating and technical expertise, services and support in western Canada, and in the local area for the proposed operations. A large capacity operation is being designed and large scale equipment is specified for the major operating areas in the mine to generate high productivities per worker, which is estimated to reduce unit mining costs and allow the lowest mining cost to be achieved. Large scale equipment reduces the labour requirement on site and dilutes the fixed overhead costs for the mine operations. The model indicates that much of the general overhead for the mine operations would be minimized if the number of production fleets and the labour requirements are minimized.

Metallurgical Testing

Several wide-ranging metallurgical test programs were carried out between 2007 and early 2011 to assess the metallurgical response of mineralization at the KSM Project, especially the samples from the Mitchell deposit. Laboratory testing programs have led to the development of a proposed conventional grinding and flotation circuit to produce a copper/gold concentrate and a molybdenum concentrate.  A separate gold/silver extraction circuit will recover gold and silver from gold-bearing pyrite products.

Mineral Processing

The proposed flotation process is projected to produce a copper-gold concentrate at 25% copper. This concentrate should recover between 79% and 86% of the copper and 46% and 60% of the gold from the mill feed, except in the last two years of operation. Copper and gold flotation recovery will vary with changes in head grade and mineralogy. The life of mine average copper and gold recoveries to the concentrate would be 81.7% and 53.3%, respectively. As projected from the testwork, the cyanidation circuit (carbon-in-leach) will increase the overall gold recovery to a range of 65% to 78%, averaging 73.8% on mine life, depending upon gold and copper head grades. Silver recovery from the flotation and leaching circuit is expected to average 65%. A separate flotation circuit will recover molybdenite from copper-gold-molybdenum bulk concentrate when high-grade molybdenite mineralization is processed.

The process plant will consist of three separate facilities: an ore crushing/grinding and handling facility at the mine site, a Mitchell-Teigen ore slurry tunnel transportation system, and a main process facility at the Teigen area site, adjacent to the tailings management facility (“TMF”). Processing at the Teigen area plant site will include secondary grinding, flotation, regrinding, leaching, and dewatering.

The comminution plant at the Mitchell valley mine site will reduce the mill feed from 80% passing 1,200 mm to 80% passing 180 μm by three stages of crushing and one stage of grinding. The crushing will include primary crushing by gyratory crushers, secondary crushing by cone crushers, and tertiary crushing by high pressure grinding rolls (“HPGR”). The primary grinding circuit, consisting of four conventional ball mills, will grind the crushed materials to a particle size of 80% passing 180 μm.

The ground mill feed will be transported through one of the 23 kilometer Mitchell-Teigen twin tunnels by two stages of pumping to the Teigen plant site, located near the TMF northeast of the KSM mine. This tunnel will also be used for electrical power transmission, diesel fuel delivery by pipeline, and return of reclaim process water from the Teigen plant site to the primary grinding plant at Mitchell. The adjacent tunnel will be used for the transport of personnel and supplies for the mines operating and water management activities. The proposed tunnel route is through Crown land and approximately 15 kilometers of its length passes through ground subject to mineral claims held by third parties.

The plant site will consist of secondary grinding, flotation, concentrate dewatering, cyanide leaching, gold recovery, and tailings management facilities. The ore solids from the primary comminution circuit will be ground to a product size of 80% passing 125 μm. The grinding circuits will consist of eight energy efficient tower mills in closed circuit with hydrocyclones. The ground ore will then have copper/gold/molybdenum minerals concentrated by conventional flotation to produce a copper-gold-molybdenum concentrate and a gold-bearing pyrite concentrate for gold leaching. Depending on molybdenum content in the copper-gold-molybdenum concentrate, the concentrate may be further treated to produce a copper-gold concentrate and a molybdenum concentrate. The concentrates will be dewatered and shipped to copper and molybdenum smelters.

The gold-bearing pyrite flotation concentrate together with the cleaner flotation tailings from the copper-gold-molybdenum cleaner circuit will be leached with cyanide for additional gold and silver recovery. Prior to storage in the TMF, the pulps from the cyanide leaching circuit will be washed, and subjected to cyanide recovery and destruction.

The flotation tailings and the washed leach residues will be sent to the TMF for storage.

Tailings and Waste Management

The flotation tailings and the cyanide leach residues would flow by gravity from the process plant to the adjacent proposed TMF. The TMF will be constructed in two cells: North and South. The cells will be formed with three dams located within the Teigen-Treaty Creek cross-valley. The TMF will have a capacity of 2.3 Bt, which is greater than the 2.19 Bt required for a 52-year mine life.

The North Cell will be constructed first; it will store tailings for 30 years, and will then be reclaimed while the South Cell is in use. Two earth-fill starter dams will be constructed over a two-year period for the North Cell, to provide start-up tailings storage for two years. These dams will be progressively raised over their operating life. The dams will be constructed with low-permeability glacial till cores and compacted cyclone sand shells. Cyclone sand raises will be constructed April through October each year, starting with the North Cell. To reach the capacity of 2.3 Bt, an ultimate dam crest elevation of 1065 m will be required for the North Cell and 1069 m for the South Cell, which will require a dam height of up to 240 m.

Process water collected in the tailings cells will be reclaimed by a floating pump barge and recycled to the plant. Diversions will be constructed to route non-contact runoff from the surrounding valley slopes around the TMF. During operation of the North Cell, a tunnel will divert environmental maintenance flows from the east catchment around the TMF and into Teigen Creek. As operation switches to the South Cell, the East Catchment Tunnel will be used to route east catchment flood flows away from the South Cell.

Seepage and runoff water from each tailings dam will be collected at small downstream collection dams and pumped back to the TMF. The dams will also be used to settle solids transported by runoff from the dam and cyclone sand drain-down water. Seepage from the impoundment will be controlled with low permeability zones in the dam and foundation treatment. The area is moderately seismic and the dams are designed to resist earthquake loads.

Two diversion tunnel routes (each with twinned tunnels, for a total of four tunnels) willbe required to route glacial melt water and non-contact valley runoff around the mine area. The tunnels are sized to convey a 200-year storm. The second tunnel in eachset of tunnels will provide redundancy against blockage, and will allow switching base flows between adjacent tunnels if access for maintenance is required. Each Mitchell Diversion Tunnel (“MDT”) will have a cross sectional area of 17.7 m² and a length of 5.6 km. The tunnels will route water from Mitchell Creek/Mitchell Glacier to the Sulphurets Valley, away from the open pit, ore preparation complex,open pit area, and Mitchell RSF. The Mitchell Diversion will generate hydroelectric power as Sulphurets Valley is lower than Mitchell Valley.

Each McTagg Diversion Tunnel (“MTDT”) will have a cross sectional area of 13.4 m² and a length of 5.3 km. The two inlet branches of the tunnel route will collect flows from east and west McTagg valleys and feed into the main diversion tunnel route, around the west side of the McTagg RSF and discharges into Sulphurets Valley.The diverted flows will also generate hydroelectric power.

All contact water from the mine areas (open pits, RSFs, roads, infrastructure) will be directed to the Water Storage Facility (“WSF”), located in the lower Mitchell Creek area. The facility will beformed with a 156 m-high earth/rock fill dam. The facility is sized to store annual freshet flows and volumes resulting from a 200-year wet year. The dam is founded on competent sedimentary rock foundations. Seepage will be controlled with asphalt core zones in the dam and the dam foundation will be grouted. A seepage collection pond will return seepage water to the facility.

Contact water will be treated with a high density sludge lime Water Treatment Plant (“WTP”). Sludge from the WTP will be pumped to the primary grinding circuits and passed through the ore milling process to add necessary alkalinity to the process and be ultimately disposed of in the tailings pond. Additional hydropower will be generated from the flow of treatment water from the WSF to the WTP, which is located at a lower elevation in the Sulphurets Valley.

During the construction period, three temporary WTPs manage potential acid rock drainage from tunnel portals and from temporary stockpiles of tunnel muck near the portals. As well, across the entire KSM site, 16 automated flocculent treatment systems, located below earthworks and at the portals of the tunnels, will be constructed to treat suspended sediments during the construction period. These treatment systems will include engineered sediment ponds.

Environmental Considerations

The KSM Project requires certification under both the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act (“CEAA”) processes. In addition, numerous federal and provincial licences, permits and approvals will be required to use, construct and operate the project. In particular, the project will require an amendment to Schedule 2 of the federal Metal Mining Effluent Regulation in order to construct the TMF in an area occupied by fish.

The BC Environmental Assessment process was initiated in March of 2008 with the submission of a “Project Description” to the BC Environmental Assessment Office (“BCEAO”).  Federal regulatory authorities were also informed of the proposed project at that time. The BCEAO confirmed in April of 2008 that the KSM Project will require an Environmental Assessment. On November 6, 2009, the BCEAO issued a Section 11 Order to establish the scope, procedures, and methods for the Environmental Assessment. The Canadian Environmental Assessment Agency (“CEA Agency”) formally advised Seabridge on July 23, 2009, that the KSM Project will require an Environmental Assessment under the CEAA.

Three years of on-site baseline environmental work has been collected by Rescan Environmental Services Ltd. (“Rescan”) for the period 2008-2010. Rescan is also leading the preparation of the Environmental Assessment and the submissions required to acquire operating permits. Seabridge and its team are involved with engagement meetings with local communities, regulatory agencies, regional and municipal governments, the Nisga’a Nation, and relevant First Nations identified by the BCEAO to advance the proposed project through the review processes.

Infrastructure

The plant and mine facility layouts are located to take advantage of the natural topography and, to the extent possible, minimize the impact on the environment.

The proposed permanent road access routes to the mine and plant site include a 35 km road south from the Eskay Creek Mine site and a 14 km road southwest from Highway 37, respectively. Highway 37 is a major road access to northern British Columbia. These roads will provide access for supplies, equipment and crew transport, and will be used for hauling concentrate to Highway 37.

The ground mill feed at Mitchell will be transported through one of the two parallel 23 km tunnels, by two stages of pumping to the main plant site, which is to be located on KSM’s Seabee property northeast of the Mitchell pit. The tunnel would extend from the north side of the Mitchell Zone to the northeast into the upper reaches of the Teigen Creek valley, north of the TMF. There is a saddle point approximately 16 km from the Mitchell portal where the tunnel daylights. There would be a 17 km temporary construction access road constructed from the plant site to where the tunnels daylight.

A proposed winter access road that leads to the KSM mine will be constructed. The route will begin at the end of an existing all-season road near the abandoned Granduc Mine/Tide Lake airstrip, head north to the toe of the Frank Mackie Glacier, and then follow across the glacier into the Ted Morris Creek valley, which is a tributary of Sulphurets Creek. The winter access road will be used to mobilize equipment and supplies.

At the Mitchell pit, the primary crusher will feed a conveyor material handling system. Conveyors and stockpiles will be constructed to deliver feed for crushing in the secondary crusher building, high pressure grinding rolls building, and ball mills (located in the grinding building). Ore from the Kerr and Sulphurets pits will be crushed at the respective pits and be transported by means of a rope conveyor system starting at the Kerr pit. At a transfer point southwest of the Sulphurets pit, the material will be transported on an overland conveyor through the Sulphurets Mitchell conveyor tunnel and, finally, by rope conveyor to the Mitchell coarse ore stockpile. Ore from the Sulphurets pit will be trucked to the pit side crusher and then stockpiled adjacent to the transfer point and conveyed to the tunnel conveyor.

Copper concentrates (averaging approximately 820 t/d) produced at the process site will be filtered at the plant site and transported about 185 km by contract trucking firms on Highway 37 and 37A to a storage and concentrate loading facility site near Stewart, BC. Concentrates would be loaded and shipped via ocean transport to overseas smelters.

Power Supply and Distribution

The northern most extension of the current British Columbia Transmission Corporation (“BCTC”) grid in the KSM Project area is a 220 kilometer long, 138 kV transmission line to Meziadin Junction from the Skeena substation near Terrace, British Columbia. The community of Stewart, British Columbia is provided service by a continuation of the transmission line from Meziadin. The existing 138 kV transmission line does not have adequate capacity to supply an extension to the KSM property. There is a currently approved new 335 kilometer long 287 kV “Northwest Transmission Line” (“NTL”) from Skeena substation following in proximity to Highway 37 passing within 12 km of the KSM property as far north as Bob Quinn Lake. The KSM Project expects to take electrical service from the new NTL as a Transmission Service Customer under their bulk rate schedule 1823.

The extension to the KSM Project from the NTL will be via a 287 kV spur line that willbe constructed by Seabridge from the proposed Snowbank Creek switching station located near Highway 37 at a point approximately 8 km north of Bell II (that is near the proposed KSM Teigen access road terminus). This 12 km long spur line will generally follow the mine access road to the first KSM substation at the flotation plant near the TMF. Power to the facilities in this area will be distributed at 25 kVfrom the substation.

Service to the Mitchell mine and mill site will be provided from the first KSM substation via a 287 kV cable (24 km in length, including lead-in to the portals) through the slurry pipeline tunnel connecting the two operation sites. This supply will terminate atthe 287 to 25 kV step-down second substationin the proposed Mitchell plant area.There will be 25 kV cables feeding the mill building and 25 kV overhead power linesextending from the substation to the primary crusher area, conveyors systems,service complexes, hydro plants, and around the rim of the open pit mines to service pit equipment.

Reserves

Mineral Reserves for the KSM project are stated as follows:

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

Estimated proven and probable reserves of 38.5 million ounces of gold (2.192 billion tonnes at an average grade of 0.55 grams of gold per tonne) are derived from estimated total measured and indicated resources of 45.3 million ounces of gold (2.549 billion tonnes at an average grade of 0.55 grams of gold per tonne) including allowances for mining losses and dilution.

Production

At 120,000 tonnes per day, annual throughput for the mill is estimated at 43.8 million tonnes. With 2.19 billion tonnes of proven and probable reserves, KSM’s mine life is estimated at approximately 52 years. Production is scheduled to commence at the Mitchell deposit (years 1 to 50), to be augmented by Sulphurets (years 9 to 13), Kerr (years 14 to 36) and finally Iron Cap (years 38 to 52).

At Mitchell, there is a near-surface higher grade gold zone that would allow for gold production in the first seven years substantially above the mine life average. This higher grade gold zone significantly reduces the project’s payback period to approximately 6.6 years for the Base Case or within 13% of mine life.  Applying estimated metallurgical recovery factors (see “Mineral Processing” above), metal production for the first seven years compared to life of mine average production is estimated as follows:

Average Annual Metal Production
	Years 1-7 Average	Life of Mine Average
Average Grades: Gold (grams per tonne) Copper (%) Silver (grams per tonne) Molybdenum (parts per million)	0.828 0.214 3.32 42.5	0.546 0.207 3.04 53.2
Annual Production: Gold (ounces) Copper (pounds) Silver (ounces) Molybdenum (pounds)	854,000 166 million 2.9 million 1.1 million	546,000 157 million 2.7 million 1.7 million

Capital Costs

Start-up capital costs (including contingencies of US$576 million) are estimated at US$4.685 billion. Costs in this report have been converted using a fixed currency exchange rate based on the Bank of Canada three-year average of Cdn$1.00 to US$0.9285. Initial capital has been designated as all capital expenditures required to produce concentrate and doré. The expected accuracy range of the capital cost estimate is +25%/-10%.  This estimate is prepared with a base date of the first quarter of 2011 and does not include any escalation past this date. Budget quotations were obtained for all major equipment. The vendors provided equipment prices, delivery lead times, freight costs to a designated marshalling yard, and spares allowances. The quotations used in this estimate were obtained in the first quarter of 2011, and are budgetary and non-binding.

The design also includes five on-site small energy recovery plants which would provide green power to the site and to the B.C. power grid.

Start-up Capital Costs
Description	US$'000
Overall Site	121,485
Open Pit Mining	257,518
Crushing, Stockpiles and Grinding	491,363
Tunneling	323,200
Mitchell Teigen Tunnel Transfer System	180,364
Plantsite Grinding and Flotation	327,330
Tailings Management Facility	116,468
Water Treatment	267,372
Environmental	15,887
Avalanche Control	78,855
Site Services and Utilities	81,583
Ancillary Buildings	82,943
Plant Mobile Equipment	11,393
Temporary Services	217,450
Permanent Electrical Power Supply	169,410
Mini Hydro Plants	47,642
Energy Recovery Plants	10,954
Permanent Access Roads	64,986
Temporary Winter Access Roads	15,763
Offsite Infrastructure and facilities	62,210
Sub-total	2,994,176
Project Indirects	1,070,615
Owner's Costs	94,428
Contingencies	575,753
Total	4,684,972

Operating Costs

The total operating costs are defined as the direct operating costs including mining, processing, tailings storage, water treatment, site services and general/administrative over the project’s life (including waste mining and on-site power credits) and are estimated at US$13.29 per tonne milled (before base metal credits). The cost estimates in this section are based upon budget prices in first/second quarter of 2011 or based on the data from the database of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three year average currency exchange rate of Cdn$1.00 to US$0.93. The expected accuracy range of the operating cost estimate is +25%, -10%.

Power will be supplied by BC Hydro at an average cost of US$0.042/kWh at the plant 25 kV bus bars. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating cost. Power costs for surface service is included in the site services.

The estimated electrical power costs are based on the 2010 tariffs escalated to 2011 rates and the implementation of BC Hydro-approved energy conservation measures in the plant design phase, which essentially eliminate the more costly Tier 2 power in the BC Hydro stepped-rate Schedule 1823.

A breakdown of estimated unit operating costs is as follows:

Unit Operating Costs
Cost Category	US$s (Per Tonne Milled)
Mining Costs	5.37
Milling Costs:
Staff and Supplies	5.03
Power (Process only)	1.07
G&A	0.97
Site Services	0.26
Tailings	0.39
Water Treatment	0.36
On-Site Power Credit	(0.16)
Total	13.29

Economic Analysis

A Base Case economic evaluation was undertaken based on a pre-tax financial model and incorporating historical three-year trailing averages for metal prices as of April 15, 2011. An Alternate Case was also constructed using a more conservative copper price approximately 40% below market prices at the time of the 2011 Prefeasibility Study and gold and silver about 20% below market prices at the time of the 2011 Prefeasibility Study. Finally, a Spot Price Case was prepared using April 15, 2011 spot metal prices and currency exchange rates. The pre-tax economic results in U.S. dollars for all three cases are as follows:

Projected Economic Results
	Base Case	Alternate Case	Spot Price Case
Metal Prices: Gold ($/ounce) Copper ($/pound) Silver ($/ounce) Molybdenum ($/pound) Exchange Rate (US:Cdn)	1,069.18 3.04 18.12 17.35 0.9285	1,200 2.60 36.00 17.35 0.9285	1,476.70 4.27 42.57 17.00 1.0416
Net Cash Flow	$16.235 billion	$18.766 billion	$35.683 billion
Net Present Value @ 5% Discount Rate	$2.574 billion	$3.253 billion	$7.817 billion
Internal Rate of Return (%)	9.2	10.2	14.9
Payback Period (years)	6.6	5.9	4.8
Operating Costs Per Ounce of Gold Produced (life of mine)*	231	272	-79
Total Costs Per Ounce of Gold Produced (includes all capital)*	498	539	220

Note:*  -Operating and total costs per ounce of gold are after base metal credits. Total costs per ounce include all start-up capital, sustaining capital and reclamation/closure costs.

Sensitivities were run and it was determined that the project NPV and Internal Rate Of Return are most sensitive to gold price and exchange rate followed by operating costs.

Opportunities and Recommendations

Based on the work carried out in the 2011 Prefeasibility Study and the resultant economic evaluation, this study should be followed by a Feasibility Study in order to further assess the economic viability of the Project.

Several areas to investigate for project improvements were outlined in the 2011 Prefeasibility Study.  These included additional drilling to increase resources or the confidence in resources, mine optimization studies focussed on the height of the Mitchell pit wall, the potential for block cave mining at Mitchell and Iron Cap, investigations into pit slopes, water management, geotechnical hazards, increased throughput and infrastructure related studies and additional metallurgical testing.  Specifics of certain of these areas for investigation include those details below.

Relocating the Grinding Circuits

Although geohazard risks can be mitigated by design and construction procedures, the footprint of the fine crushing, stockpiling and grinding building makes a very expensive installation at the Mitchell site. Eliminating the fine crushing and grinding facilities at Mitchell would require an ore conveying installation through the Mitchel-Teigen twin tunnels and the relocation of the fine crushing and grinding equipment to the Teigen plant site.

Underground Mining Potential

It is recommended to further investigate the underground potential of the KSM Project. The Mitchell deposit is geometrically suitable for block cavemining and geotechnical information indicates that the quality of the rock has good caving potential. Iron Cap also shows good potential as anunderground caving operation. A block caving evaluation at Mitchell and IronCap is planned, including the drilling of 5-6 deep geotechnical holes forfurther rock fracture density determinations and hydrofracture pressure testing. When the underground potential of the property has been determined, the results need to be evaluated in conjunction with the Mitchell, Sulphurets, and Kerr pit reserves and consolidated waste management, water management, production schedules, and cash flow models.

Subsequent Information

After completion of the 2011 Prefeasibility Study the Issuer undertook further exploration and development work at the KSM Project, which work included approximately 21,000 meters of drilling and additional design work together with advancing the environmental assessment process.  In December, 2011 the Issuer announced KSM Project design improvements that will be incorporated into a new prefeasibility study it is undertaking.  These design improvements are:

•
a combined open pit and underground panel cave mining scenario for the Mitchell pit which will substantially reduce the project’s strip ratio and waste rock storage resulting in less environmental impact; and

•	a potential change in road access routes to the Teigen site to reflect feedback from the Nisga’a Nation and other First Nations.

The Issuer has been evaluating these and other design changes that will be reflected in the updated preliminary feasibility study that is presently underway.  The anticipated changes in the next study also include the following:

•	relocation of the fine crushing and grinding facilities from the Mitchell plant site to the Teigen site and, therefore, conveying ore through the Mitchell Teigen tunnels instead of slurry;

•	changing the crushing and grinding circuit from high pressure grinding rolls to semi-autogenous-ball mill-pebble crushing mills; and

•	including within the TMF a lined tailings area for the carbon-in-leach sulphide leached tailings.

On February 8, 2012 the Issuer announced, after its successful drilling program in 2011, an updated resource estimate for the KSM Project that increased estimated measured and indicated gold resources by 3.7 million ounces and added another 0.5 million ounces in the inferred category.  This estimate was prepared in accordance with NI 43-101 and United States investors should see the “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes to this Annual Information Form.  This resource estimate was prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho under the supervision of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. The updated resource estimate for the Issuer’s 100% owned KSM Project at a 0.50 g/t gold equivalent cutoff grade, effective as of February 6, 2012, is as follows:

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Measured Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	724,000	0.65	15,130	0.18	2,872	3.2	74,487	56	89.4
Total	724,000	0.65	15,130	0.18	2,872	3.2	74,487	56	89.4

Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	1,052,900	0.58	19,634	0.16	3,713	3.1	104,940	59	136.9
Sulphurets	370,900	0.59	7,036	0.21	1,717	0.8	9,540	49	40.1
Kerr	270,400	0.24	2,086	0.46	2,741	1.1	9,563	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	2,055,900	0.51	33,873	0.22	9,845	2.8	186,838	54	214.5

Measured Plus Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	1,776,900	0.61	34,764	0.17	6,585	3.1	179,426	58	226.3
Sulphurets	370,900	0.59	7,036	0.21	1,717	0.8	9,540	49	40.1
Kerr	270,400	0.24	2,086	0.46	2,741	1.1	9,563	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	2,779,900	0.55	49,003	0.21	12,717	2.9	261,325	55	303.8

Inferred Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)

Mitchell	567,800	0.44	8,032	0.14	1,752	3.4	62,068	51	63.8
Sulphurets	177,100	0.50	2,847	0.15	585	1.2	6,833	30	11.7
Kerr	85,000	0.24	656	0.28	525	0.9	2,460	n/a	n/a
Iron Cap	297,300	0.36	3,441	0.20	1,310	3.9	37,278	60	39.3
Total	1,127,200	0.41	14,976	0.17	4,172	3.0	108,638	50	114.8

Note:
The resource estimate has been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.  The resource estimate is inclusive of the reserves.

RMI’s updated resource model incorporates 2011 drill results from the Sulphurets, Kerr and Mitchell deposits. Gold and copper grades were estimated using inverse distance weighting methods within geologically constrained gold and copper grade domains constructed for the Mitchell, Sulphurets, Kerr and Iron Cap zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges and gold equivalent indicator probability models) together with proximity to drilling data. To facilitate comparisons with previous resource estimates, recoverable gold equivalent grades were calculated using the same $650 gold price with a 70% gold recovery rate and a $2.00 copper price with an 85% copper recovery rate. The cutoff grade for resource tabulation was set at 0.50 grams per tonne (g/t) gold equivalent, also consistent with the cutoff grade used for previous KSM resource estimates. The drill hole database that was used to estimate mineral resources for the KSM project now incorporates 508 diamond core holes totalling approximately 144,375 meters.

Courageous Lake Project

Summary

The Courageous Lake project is an advanced gold project covering approximately 81,700 acres located in the Northwest Territories, Canada.  Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.  Geology of the Courageous Lake project is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt.

Gold was first discovered in the Courageous Lake area in the early 1940’s.  The Tundra deposit was discovered in 1944 and the Salmita deposit in 1947; neither are part of the Courageous Lake property. Beginning in 1980, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt.  Noranda’s work resulted in the discovery of two gold deposits: the Tundra deposit (Main Zone) or Fat Zone, and the Carbonate Zone, which together form the Courageous Lake property. In late 1988, Noranda made the decision to sink a vertical shaft to provide access for conducting an underground definition drilling program and to be able to test gold grade continuity.

Little additional work was performed on the property until Placer Dome optioned the property in 1997.  Placer performed regional lithogeochemical sampling/prospecting and detailed mapping and channel sampling on the Courageous Lake property.  Placer also conducted a core drilling/sampling program in order to verify Noranda’s previous work and to provide infill sample data.

Over the period of exploration at Courageous Lake, several resource estimates have been prepared.  Prior to the Issuer’s acquisition of the project, detailed resource estimates were prepared by Noranda in 1990 at the conclusion of its underground exploration program and by Placer Dome in 1999 at the conclusion of its exploration program.

In 2002, the Issuer engaged RMI (then of Tucson, Arizona) to review the resource model prepared in 1999 by Placer Dome and to independently estimate gold resources based on a geostatistical review of the available data. During 2004, the Issuer conducted additional exploration activities at Courageous Lake, including approximately 7,500 meters of new core drilling.  Following these activities, the Issuer commissioned RMI to update the model and estimate new gold resources.  During 2005 and 2006 the Issuer conducted additional exploration activities at Courageous Lake including approximately 15,700 meters of core drilling. In January 2007, RMI completed a new resource estimate for the project.

In late 2002, Seabridge engaged a group of independent consultants to undertake a scoping study for Courageous Lake. During 2003, preliminary reports were completed on key mining and metallurgical issues relating to the project. In September 2005, a Preliminary Assessment was completed. In 2007, the Issuer commissioned a group of independent consultants to update the Preliminary Assessment by incorporating the 2007 resource estimate for the project and updating all capital and operating cost estimates. An updated Preliminary Assessment was completed in March 2008.

Seabridge focused on its KSM Project in 2008 and 2009 but in 2010 resumed work at Courageous Lake, completing 49 diamond core drill holes totalling about 22,000 meters. In February 2011, RMI completed a new resource estimate incorporating the 2010 drilling.  In its updated report dated March 15, 2011, RMI calculated a measured resource at a 0.83 gram per tonne cut-off grade of 12.584 million tonnes grading 2.52 grams of gold per tonne (1,020,000 ounces of gold) and an indicated resource of 77.582 million tonnes grading 2.31 (5,762,000 ounces) for a total measured and indicated gold resource of 6,782,000 ounces.  In the inferred category, RMI estimates the project contains an additional 63.053 million tonnes of material grading 2.24 grams of gold per tonne (4,541,000 ounces).

The Issuer engaged a group of independent consultants to undertake a Preliminary Economic Assessment for the Courageous Lake Project to update the earlier studies and incorporate the 2011 resource estimate.  The details of the 2011 Preliminary Economic Assessment are presented below and the Issuer has now engaged its independent consultants with the goal of preparing the first Preliminary Feasibility Study for the Courageous Lake Project.

The Issuer estimates its annual holding costs of the Courageous Lake Project to be approximately $240,000.

Acquisition Agreement

In May 2002, the Issuer entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres.  The purchase by Seabridge closed on July 31, 2002. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property.  A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days.  The final US$1.5 million was paid to Newmont/Total in February 2004 as a result of the spot price of gold closing above US$400 per ounce for 10 consecutive days.  Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd.  The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.  Subsequent to this acquisition, Seabridge staked contiguous open ground totalling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty.  In 2004, an additional property was optioned in the area ("Red 25").  Under the terms of the agreement, the Issuer paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the Red 25 property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

Technical Report

Following the Issuer’s 2010 exploration program at Courageous Lake, RMI and Wardrop prepared an updated mineral resource estimate for the Issuer’s Courageous Lake Project which was then used to prepare an update of the Issuer’s previous preliminary economic assessment of the Project.  This new report, prepared by Wardrop and incorporating the work of a number of industry-leading consulting firms, is entitled "Courageous Lake Updated Preliminary Economic Assessment 2011" (the "2011 Courageous Lake PEA") and is dated July 15, 2011. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge. The consultants and their Qualified Persons are listed below with their responsibilities:

•
Wardrop, under the direction of Dr. John Huang (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Tysen Hantelmann (financial evaluation)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power generation)

•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environmental matters)

•	Golder Associates Ltd. under the direction of Cameron Clayton (open pit stability)

•
EBA, a Tetra Tech Company, under the direction of Nigel Goldup (tailings, surface water management and waste rock storage facilities, and surficial geology), Kevin Jones (airstrip upgrade), and Dr. Adrian Chantler (Matthews Creek hydrological survey)

•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

The quality of the information, conclusions and estimates contained in the 2011 Courageous Lake PEA are based on industry standards for engineering and evaluation of a mineral project and is consistent with the intended level of accuracy.  The study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The following material (up to the heading “Subsequent Information”) on the Courageous Lake Project summarizes information from the 2011 Courageous Lake PEA.

Location and Climate

The project is located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories (see Figure 3).  The property lies in a historic mining district and includes 2 past producing gold mines.  Year round access is available by air, either by helicopter or fixed wing aircraft to the airstrip at the former Salmita mine 6 kilometers to the south or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.  There are about 10 kilometers of gravel roads located on the property which served as access routes to and from the former shaft used to conduct exploration.

The property is relatively flat, with the maximum change in elevation only about 30 meters.  Vegetation is tundra with low scrub brush in places.  The altitude of the project is about 450 meters, and the average temperatures range from about -31 to 18 degrees C.  Average precipitation is about 160 mm per year.

Land Status

The property is comprised of 59 federal mining leases and 11 federal mining claims having a combined area of 33,051.56 hectares (see Figure 4).  The property is currently registered/recorded to a wholly owned subsidiary of Seabridge Gold Inc., 5073 NWT Ltd.

Exploration History

Gold was first discovered in the CourageousLake area in the early 1940’s by Dr. W. Brown, who was working for Territorial Exploration Limited.  The Tundra deposit was discovered in 1944 and the Salmita deposit in 1947.  The Geological Society of Canada carried out regional geological mapping in the area from 1944 to 1980.  The Tundra Gold Mine went into production in 1964 and operated about four years.  During the 1990’s, Royal Oak Mines briefly reopened the Tundra Mine.  Total reported production from the Tundra Mine was 122,000 ounces of gold.  During 1984 to 1989, the nearby Salmita Mine produced 209,000 tonnes averaging 27.2 grams per metric tonne (183,000 ounces).

In 1980, Noranda Exploration Limited carried out a drilling program to evaluate a frost heaved felsic volcanic unit that was discovered by prospectors working for Noranda.  This activity resulted in the discovery of two gold deposits, the Tundra Deposit (Main Zone) or FAT Deposit, and the Carbonate Zone.  In 1982, Noranda entered into a joint venture agreement enabling Getty Canadian Metals Ltd. to earn a 49% interest in the Courageous Lake property by funding exploration and development with Noranda as the operator.  In 1987, Total Energold purchased Getty Canadian Metals Ltd. and thereby acquired its 49% interest in the Tundra Joint Venture.

In 1988, Noranda sank a 475-meter shaft on the Main Tundra Deposit with the objective of testing the continuity and grade of gold mineralization within the previously identified deposit.  The results of this program did not meet Noranda’s expectations, and no further work was done on the underground development.  Noranda estimated a global gold resource of about 3.6 million ounces and an underground resource of about 737,000 ounces. In 1992, Noranda consolidated its Hemlo Gold unit with Battle Mountain Gold and began operating the Tundra Joint Venture as Battle Mountain Gold.

In 1996, Battle Mountain Gold merged with Newmont Gold Corporation thereby transferring 51% ownership of the Tundra Joint Venture to Newmont.  In 1997, Placer Dome Exploration (PDX) optioned this 51% interest from Newmont with the concept of developing a bulk mineable surface deposit.  PDX completed 13,345 meters of drilling and other basic exploration work.  Based on their work along with the previous data collected by Noranda, PDX estimated a global resource for the Courageous Lake property of 5.9 million ounces of gold.

Exploration by the Issuer

During 2003, the Issuer designed and executed a work program on the Courageous Lake property with the goal of evaluating and prioritizing potential gold targets.  Four targets were developed: South FAT Extension; Olsen Lake Target; Walsh Lake Target; and Salmita Mine Target.  These targets were selected as those that represented the highest probability to develop new resources for the project.

In 2004, drill testing of selected priority targets was undertaken by the Issuer.  The program was conceived in 2 stages: initial testing for strataform gold concentrations similar to the FAT deposit; and sectional drilling for potential resource additions.  The initial program was intended to test 3 target areas: Olsen Lake; Walsh Lake; and the South FAT Extension.  Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested.  Results from the initial stage of the program led Seabridge to initiate sectional drilling on the South FAT Extension. The South FAT Extension was a projection of the previous resource model into an area where little work had been completed.  Surface and initial drilling results indicated that 300 meters of strike could be added to the FAT deposit with the completion of sectional drilling.  The second stage of the 2004 program completed the sectional drilling on 50-meter section lines across these 300 meters of strike.

During 2005 and 2006, the Issuer completed an additional 15,400 meters of core drilling at Courageous Lake, designed to identify new gold resources to the west of the main mineralized deposits and to the north.The core collected from these drill holes was systematically logged, sawn, and shipped to ACME Labs in Yellowknife, NWT and Vancouver B.C. for sample preparation and fire assay.

In 2010, Seabridge drilled 49 diamond core holes and 10 shallow core holes (for geotechnical purposes) totalling about 22,400 meters. The core collected from these drillholes was logged, sawn, shipped to ACME Labs in Yellowknife, NWT (sample preparation), and then sent to ACME Labs in Vancouver, BC for analysis.

Figure 3 - Courageous Lake Project Location Map

Beaufort Sea
120°00'
115°00'
N
Courageous Lake Property
CANADA
Paulatuk
Slave Structural Province Boundary
Coppermine
110°00'
105°00'
ARCTIC CIRCLE
Great Bear Lake
Lupin Mine
Contwoyto Lake
Fort Franklin
65°00'
Hottah Lake
Point Lake
Ekati Diamond Mine
Diavik Diamond Mine
Indin Lake
Colomac Mine
Salmita Mine
COURAGEOUS LAKE PROPERTY
Faber Lake
MacKay Lake
Winter Road
Lac la Martre
Rea
Edzo
Giant Con Mine
Reliance
YELLOWKNIFE
Snowdrift
MacKenzie River
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
Hay River
Pine Point
Enterprise
60°00'
Fort Smith
Seabridge Gold Inc.
Courageous Lake Property Northwest Territories, Canada
0 km
100 km

Figure 4 - Courageous Lake Project Claim Map

Courageous Lake Property
CANADA
Seahorse Lake
Lake
Courageous
Courageous Lake Deposit
Matthews Lake
MacKay
Lake
Winter Drill Road
Portage Bay
480000E
485000E
490000E
495000E
7100000N
7095000N
7090000N
7085000N
7080000N
7075000N
7070000N
Seabridge Claims
Scale
0
5
10
kilometres
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada

Geology

Regional Geology

The Courageous-Mackay Lake Belt is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt ("CLGB").  The CLGB is approximately 70 kilometers long, with a maximum east-west width of 3-7 kilometers.  Regional mapping demonstrates that the rock sequences are not overturned and stratigraphic tops are to the east. The CLGB is bounded to the west by a sodic granite pluton referred to as the Courageous Lake Batholith, and to the east by conformably overlying turbidite metasedimentary rocks. Dynamothermal regional metamorphismwithin the CLGB has created mineral assemblages indicative of mid-greenschist facies metamorphic grade. Lower-amphibolite facies metamorphic grade have been identified at the north and south limits of the CLGB. Four discrete deformational events are recorded in these rocks.

The CLGB has been described as consisting of two mafic to felsic cycles of volcanism. The basal cycle comprises mainly mafic to intermediate flow and pyroclastic rocks, which have been largely assimilated by the Courageous Lake Batholith to the west. The basal cycle of basalt and andesite is capped by a narrowband of rhyolite flow and tuff, which locally reaches a thickness of 60 m.The second cycle contains mafic to felsic flow and pyroclastic rocks. The felsic rocksare much more extensive in cycle 2, attaining a thickness of 1800 m near Matthews Lake, and a lateral extent of 25 to 30 km. They are composed of massive to porphyritic flow, tuff and coarse pyroclastic units. Felsic volcanic rocks of cycle 2 are conformably overlain by the Yellowknife Group sedimentary rocks. The upper part of cycle 2 interfingers with the overlying sedimentary rocks and is host to nearly all known gold occurrences in the belt.

An alternative interpretation of the volcanic stratigraphy is proposed based on work conducted by Seabridge. This interpretation calls for a single evolving volcanic succession rather than two distinct cycles. This modification is based on the observations that the “second cycle” is preserved only in the central part of the greenstone belt, and is intimately associated with dome-like rhyolite intrusions. On the margins of the CLGB, only a single cycle of mafic to felsic eruptive rocks arepresent. Seabridge has developed an alternate interpretation in which the original basin was filled with basaltic and andesitic lavas. As the basin evolved, rhyolitic volcanic rocks began to be deposited with the mafic rocks. There are indications of bimodal volcanism throughout the volcanic succession. In the central part of the basin, the volume of rhyolitic volcanic rocks swamp out the contribution of mafic volcanic rocks, leading to a thick sequence of “cycle 2” volcanic rocks. Only locally in the central part of the basin are mafic rocks preserved once the rhyolitic volcanism began. As the rhyolitic volcanism waned up-section, sedimentation became more common until it completely overtook volcanism, giving way to the turbidite sequence.

Property Geology

The Courageous Lake property consists of a sequence of northerly trending, steeply dipping metasedimentary and metavolcanic rocks, with tops to the east.  All of the currently recognized gold occurrences on the property are within or near the top of the felsic cycle of volcanism of the CLGB.  The thickest part of this felsic volcanic cycle is located between north shore of Matthews Lake and the south shore of Courageous Lake.  The FAT deposit comprises the better part of this sequence.  It is made up of at least 13 discrete, steep east-dipping, elongate lenticular zones that vary in thickness from 20 to 125 meters wide. The continuity of these 13 zones has been demonstrated to be at least 1900 meters long (between UTM 7,108,700N and 7,110,600N), 800 meters wide (between UTM 486,000E and 486,800E) and, although open at depth, at least 1200 meters deep.

The mineral domains or zones of the FAT deposit are defined by a discrete suite of hydrothermal alteration assemblages. The lateral continuity and stratigraphic thickness of the hydrothermal system indicates that the FAT deposit is robust in volume and durations. The predominant hydrothermal alteration minerals in the FATdeposit are illite group sheet silicates, referred to as “sericite”. Silicic alteration of varying intensity is ubiquitous throughout the defined mineralized zones and is represented by silica flooding of groundmass material in volcanic rock. Generally the most intense zones of silica alteration are not indicative of higher gold concentrations. Carbonate alteration is also quite ubiquitous and occurs as calcite, ankerite, and siderite.

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance. While all of these minerals can be found in the mineralized zones, on lyarsenopyrite has a consistent correlative relationship to gold concentrations. Arsenopyrite occurs in three distinct habits: acicular disseminated crystals, anhedral disseminated clots, and euhedral crystals in fractures. The acicular variety tends to have the clearest association with higher-grade gold mineralization.

Mineral Resources

Over the period of previous exploration at Courageous Lake, several resource estimates have been prepared.  The most detailed historic estimates were conducted by Noranda in 1990 at the conclusion of its underground exploration program, by Placer Dome in 1999 at the conclusion of its exploration program and by RMI in July 2002, December 2004 and January 2007.

In January 2011, RMI completed a new resource model incorporating the results from the Issuer’s 2010 exploration program.  This estimate was prepared in accordance with NI 43-101 and United States investors should see the “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes to this Annual Information Form.  The resource estimate presented resource estimates at various cut-off grades. In September 2005, a Preliminary Assessment was completed for the project which indicated that a 0.83 gram per tonne cut-off grade was appropriate for the deposit. (This was determined at the time using a total processing and administration cost of $12.80 per tonne processed, arecovery rate of 90% and a gold price of US$400 per ounce.) Using its own estimation parameters and a cut-off grade of 0.83 grams of gold per tonne, RMI calculated a measured resource of 12.584 million tonnes grading 2.52 grams of gold per tonne (1,020,000 ounces of gold) and an indicated resource of 77.582 million tonnes grading 2.31grams of gold per tonne (5,762,000 ounces) for a total measured and indicated gold resource of 6,782,000 ounces.  In the inferred category, RMI estimated the project contains an additional 63.053 million tonnes of material grading 2.24 grams of gold per tonne (4,541,000 ounces).  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The resource model constructed for the Courageous Lake deposit incorporates data from a total of 560 holes drilled by Seabridge, Noranda and Placer Dome totalling 131,338 meters.  RMI determined that exploration data from Seabridge’s 2004-2006 campaigns and data from historical programs were collected and analyzed by reputable drilling and analytical firms and were suitable to be used for estimating mineral resources. RMI was able to verify a significant proportion of Seabridge’s 2010 drill hole assay database by comparing signed ACME assay certificates against the assay records stored in the drill hole database. RMI selected six 2010 drill holes totaling 1,628 assay records for verification, representing approximately 10% of the 2010 drilling, and only discovered two minor rounding errors. Based on previous and current database audits, it is RMI’s opinion that Seabridge’s electronic assay database is accurate and suitable for the estimation of Mineral Resources.

Similar to the 2007 estimate (also completed by RMI), block model gold grades for this latest Courageous Lake model were estimated using a series of nested inverse distance cubed interpolation runs within mineral zone wireframe boundaries. Additional constraints were implemented for the updated model using indicator probabilities and a more selective search strategy. The estimated block grades were classified into Measured, Indicated, and Inferred categories using a combination of distance to drilling data and the number of drillholes used to estimate block grades.The nearest neighbour model grade compares well with the mean grade of the inverse distance model for the key Measured and Indicated resources indicating that the estimate is globally unbiased. Several mineral zones show a slight high bias for Inferred material (i.e. zones 3, 6, and 8).

The following table provides global resource estimates from the new model at various gold cutoff grades:

Comparison of Courageous Lake Resources at Various Cutoff Grades

Cutoff Grade (g/T)	Measured			Indicated			Inferred
	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/t)	Ounces (000)

0.70	13,605	2.39	1,045	84,547	2.19	5,953	70,214	2.09	4,718
0.80	12,825	2.49	1,027	79,182	2.28	5,804	64,822	2.20	4,585
0.83	12,584	2.52	1,020	77,582	2.31	5,762	63,053	2.24	4,541
0.90	12,017	2.60	1,005	73,996	2.38	5,662	59,521	2.32	4,440
1.00	11,308	2.71	985	69,156	2.48	5,514	54,525	2.45	4,295
Note:                      The resource estimate has been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors Regarding Resource Estimates”in the Preliminary Notes.

The cutoff grade for resource tabulation was set at 0.83 grams per tonne, consistent with cut-off grade used for previous Courageous Lake resource estimates. The cutoff grade used in the 2011 Courageous Lake PEA was 0.67 grams per tonne, based on a gold price of $990.

Proposed Mining Operation

The independent consultants have concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario. At 17,500 tonnes per day, 365 operating days per year and a 92% plant availability, annual throughput for the mill is estimated at 6.4 million tonnes. With 101.1 million tonnes of in-pit mineralized material above cut-off, Courageous Lake’s mine life is estimated at approximately 16 years. Overall gold recovery is estimated at 89.9% resulting in 6.05 million ounces of gold production over the project’s life averaging 383,000 ounces per year.

Mine Planning

Lerchs-Grossman (“LG”) pit shell optimizations were used to define the mine plans in the 2011 Courageous Lake PEA. Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource resulted in only marginal economic return).  Waste to mineralized material cut-offs were determined using a gold price of US$990 per ounce gold. Estimated in-pit diluted resources including mining dilution within the ultimate pit limit based on a Cdn$20.50 per tonne cut-off are as follows:

Courageous Lake In-Pit Diluted Resources

Resource Category	Tonnes (000’s)	Diluted Grade (g/t)
Measured	12,000	2.26
Indicated	67,300	2.07
Inferred	21,800	1.97

Seabridge notes that the 2011 Courageous Lake PEA incorporates inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the 2011 Courageous Lake PEA will be realized.

Mining operations, methods, and equipment will be typical of open-pit mining innorthern Canada. The Project will be a large-capacity operation that utilizes large scale equipment for the major operating areas in order to generate high productivities, and reduce unit and overall mining costs. The maximum size of the large mining equipment will be constrained by the maximum loads which can be delivered along the winter road.

The mine rock storage facility (“RSF”) for Courageous Lake is situated east of the pitarea, and is constructed using a combination of bottom-up and top-down methods. Foundation preparation is completed, as required. The RSF construction enables flotation tailings to be placed inside the RSF and to be contained by surrounding mine rock. Allowances are made to address reclamation and post-closure requirements.

Metallurgy, Mineral Process and Plant

SGS-Lakefield Research Ltd. (Lakefield) conducted metallurgical testing programs in 2003-2004, in 2007 and in 2010-2011.  Grindability test results indicated that the sample is moderately hard for grinding by ball mills but is very hard for milling by semi-autogenous grinding (“SAG”) mills. The mineralization responded well to flotation concentration. Gold recovery by flotation was high, ranging from 85 to 95%. The pressure oxidation and cyanidation tests by Lakefield indicated a significant improvement in gold extraction when the flotation concentrate underwent a high degree of pressure oxidation. The testing programs by Lakefield showed that over 98% of the sulfide sulfurcan be oxidized with the standard conditions practiced in the pressure oxidization industry. The test work indicated that gold extraction improved substantially with increasing sulfur oxidation. The Lakefield test results showed that the gold extractions from the pressure oxidation (“POX”) residues varied from 94 to 99%.

Based on the testing results it is estimated that the average annual metallurgical performances under the proposed mining plan are as follows:

Metallurgical Performance Projection

Year	Tonnage (kt)	Feed Grade (Au g/t)	Recovery (Au %)	Annual Gold Production
				kg	oz
1	6,398	2.112	89.9	12,151	390,650
2	6,398	2.170	89.9	12,482	401,293
3	6,398	2.004	89.9	11,524	370,497
4	6,398	2.434	89.9	14,002	450,163
5	6,398	1.738	89.9	9,997	321,426
6	6,398	1.808	89.9	10,399	334,343
7	6,398	1.878	89.9	10,803	347,311
8	6,398	3.309	90.4	19,138	615,309
9	6,398	2.119	89.9	12,190	391,921
10	6,398	2.023	89.9	11,638	374,184
11	6,398	1.534	89.9	8,826	283,762
12	6,398	1.394	88.9	7,928	254,906
13	6,398	2.767	89.9	15,915	511,682
14	6,398	3.255	90.4	18,825	605,243
15	6,398	1.380	88.9	7,851	252,405
16	5,113	0.995	87.9	4,471	143,759
Total	101,083	2.071	89.9	188,140	6,048,854

The proposed process plant will process 17,500 tonnes per day of mineralization. The plant will be operated 365 days per year at an availability of 92%. The updated process includes HPGR/grinding comminution, conventional flotation, flotation concentrate POX, cyanidation, and gold recovery/refining circuits. The comminution will consist of primary crushing by gyratory crusher, secondary crushing by cone crusher, and tertiary crushing by HPGR followed by ball mill grinding. The conventional flotation will include rougher flotation, scavenger flotation and cleaner flotation on scavenger flotation concentrate. The rougher flotation concentrate together with the scavenger cleaner concentrate will be subjected to POX after being reground and acid pre-leached. A portion of the slurry and acid-bearing solution from the POX circuit will be recycled back to the POX pre-leaching. The slurry and the acid-bearing solution of the POX discharge will be separately neutralized. The POX residues or oxidized concentrate will be leached in a carbon-in-leach (CIL) circuit; the cleaner flotation tailings will be reground and cyanide leached with the POX residue.

Gold recovery will be completed by stripping the loaded carbon from the CIL circuit, followed by electrowinning to produce gold doré as a final product. The flotation tailings and the cyanide residues will be thickened and disposed of separately. The residual cyanide in the leach residue will be destroyed by a sulphur dioxide (SO2)/airoxidation procedure prior to disposal to the lined leach residue storage facility.

Infrastructure

Due to the remote location, the Courageous Lake Project requires its own power generation, a permanent camp, access by air and warehousing and storage at site. Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. The project’s electrical running load of 31.5 MW can be supplied entirely by diesel generation which can be supplemented with capacity of wind power generation (estimated to average 10.4 MW of power demand over a yearly time period). Control systems are available for handling the variable output of the wind generation units. An airport with a 2,000 m runway, apron and hangar have been incorporated into the 2011 Courageous Lake PEA together with local minesite access roads.

Environmental Considerations

The formal environmental assessment of the Project will commence with preliminary screening of an application to the Mackenzie Valley Land and Water Board (MVLWB) for a Class A Water License, issued in terms of the Mackenzie Valley Resource Management Act (MVRMA 1998, c. 25). After preliminary screening, the Project will be referred to the Mackenzie Valley Environmental Impact Review Board (MVEIRB)— an independent body set up in terms of the MVRMA to conduct environmental assessments of projects in the NWT referred to it by the MVLWB — or any other regulatory agencies involved. The environmental assessment is conducted in a number of phases and documentation is submitted to Aboriginal Affairs and NorthernDevelopment Canada (AANDC) for decision making.

On-site baseline environmental work was initiated by EBA in 2004 and restarted by Rescan in the spring of 2010. Environmental baseline work continues in 2011 withthe second year of a planned two-year baseline program. The results of this work were integrated into mine planning for the 2011 Courageous Lake PEA.

Seabridge and its team are involved with consultation meetings with local communities, regulatory agencies, regional and municipal governments, TreatyNations, and the First Nations to advance the proposed Project through the review processes.

Tailings Management

Mine rock and run-of-mine (ROM) waste products from the mining operations will comprise approximately:

•	926 million tonnes (Mt) of mine rock

•	20 Mt of neutralized leach residue tailings, including the flotation tailings that is used for neutralizing the POX residue

•	80 Mt of flotation tailings.

The tailings, residue, and mine rock will be stored in a tailings/mine rock management facility on a flat open area, east of the open pit and south of Courageous Lake.

The neutralized leach residue tailings comprise approximately 20% of the full tailings stream leaving the process plant. The neutralized leach residue tailings management facility will provide acapacity of 19 million cubic metres (Mm³) and have a final crest elevation of 457 m, which equates to a dam height ofapproximately 31 m.

The flotation tailings comprise approximately 80% of the full tailings stream leaving the process plant. The flotation tailings will be stored within the mine rock storage facility. Approximately 58.8 Mm³ of flotation tailings will be disposed of in the tailings storage facility during the life of the mining operations. Mine rock represents the largest waste stream from the mining operations with an estimated volume of 421 Mm³. The mine rock management facility will be located to the east of the pit, will occupy an area of 497 ha and will attain a final elevation of 565 m, which is equivalent to a height of approximately 130 m.

Project Operating Costs

Average mine, process and general/administrative operating costs over the project’s life (including waste mining) are estimated at US$34.22 per tonne milled. A breakdown of estimated unit operating costs is as follows:

Unit Operating Costs

Cost Category	US$s (Per Tonne Milled)
Mining Costs	16.89
Milling Costs	13.62
Site Services	1.04
G&A	2.67
Total	34.22

Project Capital Costs

Start-up capital costs (including contingencies of US$192 million) are estimated at US$1.26 billion and are summarized as follows:

Start-up Capital Costs

Description	US$'000
Overall Site	62,651
Open Pit Mining	76,558
Crushing and Stockpiles	67,005
Grinding and Flotation	105,702
Pressure Oxidation	86,208
Thickening, Neutralization & Cyanide Leaching	12,949
Gold ADR Circuit, Cyanide Handling &Electrowinning	7,185
Reagents and Consumables	12,475
Plant Control System	1,906
Tailings Management Facility	44,422
Water Treatment Plant	1,116
Site Services and Utilities	23,516
Ancillary Buildings	62,833
Airstrip & Loading/Unloading Facilities	18,724
Plant Mobile Equipment	2,894
Temporary Services	37,900
Electrical Power Supply	155,555
Yellowknife & Edmonton Facilities	8,874
Sub-total	788,473
Project Indirects	242,678
Owner's Costs	40,376
Contingencies	191,925
Total	1,263,452

Economic Analysis

A base case economic evaluation was undertaken incorporating historical three-year trailing averages for gold prices and currency exchange rates as of May 24, 2011. A spot price case was also prepared using May 24, 2011 spot metal prices and currency exchange rates. The pre-tax economic results in for both cases are as follows:

Projected Economic Results (US$)

	Base Case	Spot Price Case
Gold Price Per Ounce	$1,089	$1,527
Net Cash Flow	$1,446 million	$3,527 million
NPV @ 5% Discount Rate	$427 million	$1,616 million
Internal Rate of Return	9.3%	18.1%
Payback Period	7.7 years	4.2 years
Operating Costs Per Ounce of Gold Produced (years 1 to 5)	$536	$598
Operating Costs Per Ounce of Gold Produced (life of mine)	$599	$668
Total Costs Per Ounce of Gold Produced (includes all capital)	$850	$944
US$/Cdn$ Exchange Rate	0.93	1.025

Both the Project NPV and internal rate of returnare most sensitive to gold price and exchange rate followed by operating costs, with initial capital having the least impact.

Project Opportunities and Recommendations

There are hydro power options for the project power supply. The opportunities represent a reliable, sustainable, and clean energy source that would significantly reduce the requirement for diesel fuel at the site. Assessment of this option has already started, but the concept was not advanced to the stage where it could be considered as definite part of the project at this time. However, the next stage of the project should fully investigate this potentially attractive alternative.

Under the current design, access to the Project is by winter ice road, which is limited to less than three months per year. The construction of an all-weather road in close proximity to the site could have a large positive impact on the Project’s capital and operating costs. Site access improvements would significantly reduce on-site storage requirements, especially fuel oil and reagents such as lime.

Based on the work carried out in the 2011 Courageous Lake PEA and the resultant economic evaluation, this study should be followed by a Prefeasibility Study in order to further assess the economic viability of the Project.

Subsequent Information

After completion of the 2011 Courageous Lake PEA the Issuer undertook further exploration and development work at the Courageous Lake Project, which work included 15,000 m of diamond core drilling. On January 10, 2012 the Issuer announced, after its successful drilling program in 2011, an updated resource estimate for the Courageous Lake Project that increased estimated measured and indicated gold resources by 18% to nearly 8.0 million ounces.  This updated gold resource estimate was prepared by Resource Modeling Inc. under the supervision of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101.

The updated resource estimate for the Issuer’s 100% owned Courageous Lake Project at a 0.83 g/t gold cutoff grade, effective as of January 9, 2012, is as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

MEASURED			INDICATED
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
13,401	2.53	1,090	93,914	2.28	6,884

MEASURED PLUS INDICATED			INFERRED
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
107,315	2.31	7,974	48,963	2.18	3,432

Note:	The resource estimate has been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

The updated resource model constructed for the Courageous Lake deposit now incorporates data from a total of 589 holes drilled by Seabridge, Noranda and Placer Dome totaling approximately 169,000 meters. About 122,260 meters of the total have been assayed for gold, 53% of it by Seabridge. Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks just below a transition zone to sedimentary rocks.

Similar to the 2010 estimate (also completed by RMI), block model gold grades for this updated Courageous Lake model were estimated using a multiple pass inverse distance weighting interpolation procedure. In addition to using mineral zone wireframes to constrain the estimate of block grades, a dynamic anisotropic search strategy was used to select eligible composites. The search ellipse was allowed to dynamically conform to the hanging and footwall contacts of the key mineral zones, providing for a more geologically consistent and realistic distribution of in situ block gold grades. Individual assay grades were capped for each zone prior to compositing the assay data and interpolating block grades. The estimated block grades were classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill holes used to estimate the block grades. For the principal mineral zones (3-5) Measured Resources were defined for blocks estimated by one or more drill holes within 7.5 meters of the block. For  mineral zones 3 and 4 within the heart of the deposit (section 4400 to 5000 north), Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 40 meters of the block.  Indicated Resources were defined for other zones based on distances from drill data ranging from 15 to 30m.  For the primary mineralized zones, Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 65 meters. Inferred Resources were assigned to secondary mineralized zones up to 40m from drilling data.  It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

The following table provides global resource estimates from the new model at various gold cutoff grades:

Comparison of Courageous Lake Resources at Various Cutoff Grades

Cutoff Grade (g/T)	Measured			Indicated			Inferred
	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/t)	Ounces (000)

0.70	14,566	2.39	1,119	102,664	2.16	7,097	55,206	2.02	3,585
0.80	13,678	2.49	1,095	95,890	2.25	6,937	50,657	2.14	3,485
0.83	13,401	2.53	1,090	93,914	2.28	6,884	48,963	2.18	3,432
0.90	12,850	2.60	1,074	89,363	2.36	6,780	46,044	2.27	3,360
1.00	12,029	2.71	1,048	83,482	2.46	6,603	42,779	2.37	3,260

The cutoff grade for resource tabulation was set at 0.83 grams per tonne, consistent with the cut-off grade used for previous Courageous Lake resource estimates (2007 and 2010). The cutoff grade used in the 2011 Courageous Lake PEA was 0.67 grams per tonne, based on a gold price of $990. New mine plans will now be generated from this updated resource model in anticipation of being able to report the project’s first proven and probable reserves in the preliminary feasibility study  scheduled for completion in June, 2012.

Glossary of Technical Terms

In this Annual Information Form, the following technical terms have the following meanings:

alteration –Any change in the mineral composition of a rock brought about by physical or chemical means.

batholith – A very large intrusive mass of igneous rock.

biotite -A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

carbonate – A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite chalcopyrite - A sulphide mineral of copper and iron.

clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

core samples - The cylindrical form of rock called "core" that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

cut-off grade -The lowest grade of mineralized material that qualifies as reserve in a deposit.  i.e.: contributing material of the lowest assay that is included in a reserve estimate.

diorite - An intrusive igneous rock.

dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

disseminated – Where minerals occur as scattered particles in the rock.

drift - A horizontal underground opening that follows along the length of a vein or rock formation.

facies – The character and composition of sedimentary deposits.

fault – A fracture or break in rock along which there has been movement.

feasibility study – Is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation.  A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

felsic – An adjective describing an igneous rock having mostly light coloured minerals and rich in silica, potassium and sodium.

fracture – A break or crack in rock.

gabbro – A coarse-grained, crystalline, dark igneous rock.

geochemistry - The study of the chemical properties of rocks.

gneiss - A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

gossan - A rust-coloured capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulphides.

grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

granite - Any holocrystalline, quartz-bearing plutonic rock.

granitic - Pertaining to or composed of granite.

greenschist - A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote, or actinolite.

greywacke -A dark grey, firmly indurated, coarse-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

hydrothermal alteration - The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

igneous– A primary type of rock formed by the cooling of molten material.

indicated resource - That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic - Igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

measured resource - That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral– A naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

mineralization– A natural concentration in rocks or soil of one or more metalliferous minerals.

monzonite - A granular plutonic rock containing approx. equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.  Quartz is minor or absent.

net smelter return royalty/ NSR  – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

outcrop - The part of a rock formation that appears at the surface of the ground.

phenocryst - A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

placer - A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value.  The common types are stream gravels and beach sands.

porphyritic - The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

prefeasibility study or preliminary feasibility study –Is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

preliminary assessment –A study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to completion of a preliminary feasibility study.

pyrite- An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

pyroclastic- Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.  Applied to the rocks and rock layers as well as to the textures so formed.

quartz– Crystalline silica; often forming veins in fractures and faults within older rocks.

reclamation - Restoration of mined land to original contour, use, or condition.

reserve - The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

sericite – A fine-grained potassium mica found in various metamorphic rocks.

vein– A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:                      RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and expects losses to continue for the foreseeable future.

The Issuer has a history of net losses and, although the Issuer achieved a net profit of $10,290,000 for the fiscal year ended December 31, 2008 and a net profit of $3,540,000 in 2010 primarily as a result the sale of assets of the Company, the Issuer expects to incur net losses for the foreseeable future. As of December 31, 2011, the Issuer’s historical net losses totalled approximately $40.8 million. None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or cash flow from operations.

The Issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Issuer’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control. There is no assurance that the Issuer will be profitable in the future.

The Issuer’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its abilityto sell property interests, enter into joint ventures or obtain suitable financing.

The Issuer has financial resources to sustain operations for more than the next year. However, the Issuer requires capital to maintain title to and undertake exploration and development of the Issuer’s principal exploration properties and to cover corporate expenses and presently has no ongoing source of revenue. Accordingly, additional financing will be required to continue to undertake development of the Issuer’s mineral properties after its cash on hand has been spent. The maintenance of and further exploration and development of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, joint venturing of projects or equity or debt financing. Such sources of financing may not be available on terms acceptable to the Issuer, or at all.  Recent disruptions in the current credit and financial markets has limited access to capital and credit for many companies, which may make it more difficult for the Issuer to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and development work on the Issuer’s mineral properties, or the possible loss of such properties.  Satisfying financing requirements through the sale of projects or establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and therefore its leverage to the gold price.

The Issuer has reserves at its KSM Project but the KSM Project may not be brought into production.

There is no certainty that the reserves estimated at the KSM Project will actually be mined or, if mined, processed profitably. The Issuer does not intend to bring the KSM Project into production on its own and intends to either enter into a joint venture with an experienced operator or to sell the KSM Project. Given the size of the KSM Project and its estimated capital costs, there is likely a limited number of mining companies with the ability to raise the necessary capital and to put the KSM Project into production, which limits the options available to the Company for such a joint venture or sale. The commercial viability of the KSM Project is also dependent on a number of factors, including metal prices, government policy and regulation and environmental protection, which are beyond the control of the Issuer.

The Issuer has reserves only at its KSM Project and has no known reserves on its other properties and economic reserves may not exist on its other properties.

Despite considerable work on its Courageous Lake project, no known reserves have been established on the Courageous Lake Project or any of the Issuer’s mineral properties other than the KSM Project.  Additional work will be required in order to determine if an economic deposit exists on these other properties. There is no certainty that exploration of theseother mineral properties will result in the identification of commercially recoverable quantities of reserves or that, if delineated, reserves will actually be mined or processed profitably. Finding mineral deposits is dependent on a number of factors, including the technical skill of the exploration personnel involved.  The Issuer has relied and will continue to rely upon consultants for development and operating expertise.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, government policy and regulation and environmental protection. Most of these factors are beyond the control of the Issuer.

The figures for the Issuer’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this Annual Information Form and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or this mineralization could be mined or processed profitably.

Because the Issuer has not commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this Annual Information Form have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off gradesand result in reduced reported resources. Any material reductions in estimates of resources, or of the Issuer’s ability to extract these resources, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated and there are no assurances future development activities by Seabridge, if any, will lead to profitable mining operations.

The capital costs to take the Issuer’s projects into production may be significantly higher than anticipated. None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;
•	anticipated recovery rates of gold and other metals from the reserves;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer may differ significantly from those anticipated by Seabridge’s current studies and estimates, and there can be no assurance that the Issuer’s actual operating costs will not be higher than currently anticipated.

Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations or revenue from mining operations. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Issuer has defined reserves at its KSM Project, but only defined or delineated resources at its other projects. None of the Issuer’s properties are currently under construction. The future development of properties estimated to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure.  Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in commencement of production at one of its properties if it enters into a joint venture or other arrangement with a third party regarding production. As a result, Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	availability and costs of skilled labour and mining equipment;
•	availability and cost of appropriate smelting and/or refining arrangements;
•	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
•	availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, First Nations groups or local groups which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Issuer’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Issuer decides to be involved in mining activities, the Issuer will successfully establish mining operations or profitably produce precious metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewellery and industrial products containing metals;
•	faith in paper currencies;
•	costs of substitutes;
•	changes in global or regional investment or consumption patterns;
•	global production levels;
•	speculative activities; and
•	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and development of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a greater impact on the price of the Common shares.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, the majority of its estimated expenditures will be in Canadian dollars.  A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Issuer’s projects and therefore its ability to continue to finance its operations.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary economic assessments summarized in this Annual Information Form, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized).  Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Issuer.

The Issuer’s exploration and development of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

•	environmental hazards;
•	industrial accidents;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;

•	rock bursts;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	earthquakes
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable.  If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above.  The Issuer anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available.  There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  The Issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and development and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

The Issuer is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Issuer’s operations.

The exploration and development activities of the Issuer and the potential for profitable operation of the Issuer’s mineral properties is affected to varying degrees by government regulations relating to exploration, development and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects.  Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail further exploration or development or reduce or eliminate the potential profitability of a project. The Issuer may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal, state and provincial level, the Issuer must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Issuer’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

Depending upon the type and extent of the exploration activities, the Issuer may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Issuer has estimated CDN$1,963,000 in reclamation liabilities for its properties. As at December 31, 2011, CDN$1,588,000 has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Issuer could be forced to pay for the extra work, which could have a material adverse effect on the Issuer’s financial position and operations.  In addition, unidentified environmental deficiencies may exist on other of the Issuer’s properties.  The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Issuer’s operations and financial position.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions. The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require that the Issuer obtain permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing habitat for certain species or other protected areas. The land claims process in Canada has recently resulted in many First Nations groups taking over administration of lands subject to the land claims settlement, and First Nations groups may look to impose additional requirements over land they administer.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities.

At the federal, state and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable bureau and/or department before exploration can begin, and ongoing monitoring of operations is common. If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Issuer will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its rights with respect to its properties.

Securing a right of way to permit construction and operation of the proposed tunnels for the KSM Project are subject to governmental and third party approvals and consents which are not guaranteed.

The present development plans at the KSM Project include the construction of twin 23 kilometer parallel tunnels through Crown land.  The proposed route passes through approximately 15 kilometers of Crown land subject to mineral claims held by third parties.  The grant of a right of way for the tunnels is subject to the discretion of the relevant Minister in British Columbia.  It is not clear whether the relevant Minister has the authority to grant the required right of way without the consent of the third party mineral rights holders and, accordingly, Seabridge is assuming that obtaining the right of way will require the consent of the third party rights holders.  Seabridge has not been able to secure rights to drive the tunnels through this land and expects to have to pay appropriate compensation to secure a right of way through such mineral claims.  Seabridge holds no right to drive the tunnels through such land and may be unable to secure such rights at all.  There can be no assurance that a right of way can be obtained.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and the Northwest Territories. The KSM Project lies within a traditional First Nation territory and no comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past eight years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue due to the recent resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The Issuer strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Issuer’s operations expand, additional general management resources will be required. The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations. The Issuer does not carry any formal services agreements between itself and its officers or directors. The Issuer does not carry any “key man” life insurance.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interest that they may have in any project or opportunity of the Issuer. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry. In particular, the price for gold has recently been at an all time high and may not sustain such levels. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performance, underlying asset values or prospects of such companies. For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control. Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors.  The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issueror its competitors; and the factors listed under the heading “Description of the Issuer’s Business - Cautionary Statement Regarding Forward-Looking Information and Statements.”

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of theCommon shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common Shares.

The Issuer has never declared or paid any dividends on the Common shares.  The Issuer intends to retain earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future.  Any return on an investment in the Common shares will come from the appreciation, if any, in their value.  The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.  See “Dividend Policy.”

Shareholders’ interests may be diluted in the future.

The Issuer may require additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Issuer’s earnings per share.

The Issuer could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Issuer’s gross income or its assets, the Issuer could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Issuer is declared a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares.

ITEM 5:                      DIVIDENDS

The Issuer has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time.  However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares other than to comply with solvency tests that apply to it under its governing corporate legislation.

ITEM 6:                      GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 28, 2012, 43,451,885 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer.  The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the board of directors of the Issuer may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holders of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:                      MARKET FOR SECURITIES

Trading Price and Volume

The Issuer's Common shares are listed for trading through the facilities of the TSXunder the symbol "SEA", and on the AMEX under the symbol "SA". During the Issuer's most recently completed financial year, the high and low trading prices and trading volume (rounded up or down to the nearest 100) of the Issuer's Common shares on the TSX and on the AMEX was as follows:

	TSX			AMEX
Month	Volume	High(1)	Low(1)	Volume	High(1)	Low(1)
January 2011	713,781	$31.19	$27.17	1,373,712	$31.64	$27.25
February 2011	709,049	$35.00	$27.90	1,071,092	$35.66	$28.00
March 2011	750,414	$34.99	$29.53	1,195,284	$35.88	$30.00
April 2011	485,074	$33.30	$30.04	829,014	$34.93	$31.55
May 2011	497,300	$32.55	$27.12	976,579	$34.39	$27.72
June 2011	781,785	$28.86	$23.50	1,816,103	$29.70	$24.15
July 2011	420,284	$29.75	$26.39	743,576	$30.97	$26.84
August 2011	597,262	$30.81	$24.80	1,227,732	$31.23	$25.34
September 2011	517,355	$30.26	$22.38	1,187,814	$30.71	$21.50
October 2011	339,771	$25.14	$21.14	1,223,036	$25.15	$19.84
November 2011	345,876	$26.39	$20.75	1,092,859	$25.92	$20.09
December 2011	295,064	$23.35	$15.63	1,418,835	$23.04	$15.23

(1)	Values include intra-day lows and highs.

ITEM 8:                      DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors.  At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles.  If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.  The Issuer has a 3 member Audit Committee, a 5 member Corporate Governance and Nominating Committee, a 3 member Compensation Committee and a 3 member Technical Committee.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their share holdings in the Issuer are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(5)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	779,791 directly 530,334 indirectly
A. Frederick Banfield(1), (3), (4) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	245,000
Douglass “Scott” Barr(2), (3), (4) Centennial, Colorado, USA Director	Executive, Value Assurance, Newmont Mining Corporation since Dec. 2011, Technical Advisor to, and previously Executive VP and COO of, Golden Star Resources Ltd., since 2008. With Newmont Mining Corporation from 1995 to 2008, finishing as VP – Technical Strategy and Development	Since June 2011	0
Thomas C. Dawson (1), (3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte Touche LLP in 1999	Since January 2006	35,700 directly 2,000 indirectly
Louis J. Fox(1), (2), (3) Ft. Lauderdale, Florida, USA Director	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January, 2000	300,750
Rudi P. Fronk Toronto, Ontario, Canada Director, President & CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	1,150,000 directly 20,000 indirectly
Eliseo Gonzalez-Urien(2), (3), (4) Ashland, Oregon ,USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	58,000
Jay Layman Breckenridge, Colorado, USA Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer, Seabridge Gold since March 2011; Independent Consultant (President of Tactical and Strategic Advisory Services LLC, August 2010 to February 2011, Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010; Vice President Corporate Development, Hecla Mining Company, 2006 to April 2007	Since March 2011	0
Christopher Reynolds Oakville, Ontario, Canada Vice President, Finance and CFO	Vice President, Financeand Chief Financial Officer, Seabridge Gold since May 2011; Director of Paramount Gold and Silver Corp., since December 2009; October 2007 – April 2011 Vice President Finance and Chief Financial Officer, Norsemont Mining Inc.; January 2001 – October 2007 various positions - resigned as Senior Vice President, Chief Financial Officer and Corporate Secretary, SouthernEra Diamonds Inc.	Since May 2011	10,000
William E. Threlkeld Morrison, Colorado, USA Senior Vice President	Senior V.P., Seabridge Gold Inc. since 2001, consultant to Seabridge; 1997-2001	Since November 2001	265,000
R. Brent Murphy Yellowknife, NWT, Canada Vice President, Environmental Affairs	Vice President, Environmental Affairs, Seabridge Gold Inc. since December 2010, Manager, Environmental Affairs to Seabridge; March 2008 to December 2010, Environment and Sustainability Manager, Alaska Gold Company, June 2007 to March 2008, Chief Environmental Officer, EKATI Diamond Mine, BHP Billiton Diamonds Inc., January 2006 to June 2007	Since March 2008	1,000

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(5)
C. Bruce Scott West Vancouver, BC, Canada Vice President, Corporate Affairs and Corporate Secretary	President of CBCS Law Corporation, counsel to the Issuer, Partner, DuMoulin Black LLP January 1998-December 2011	Since Jan. 2012	9,000
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold since 2003; Manager of Administration and Webmaster, Seabridge Gold since 2000	Since June 2003	28,000
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Member of the Technical Committee
(5)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 28, 2012, based upon information furnished to the Corporation by individual directors.  Unless otherwise indicated, such shares are held directly.

As of March 28, 2012, the directors and executive officers of the Issuer, as a group, hold 3,434,575Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options held by them), representing 7.9% of the Issuer’s issued and outstanding shares.  Each director holds office until the next general meeting of the Issuer at which directors are elected.

Other than as set forth below, none of the Issuer's directors or executive officers is, as at the date of this Annual Information Form, or has been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Issuer's directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)
is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

ITEM 9:                      AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

Each of the members of the Issuer's Audit Committee is independent and financially literate, as those terms are defined in Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Thomas C. Dawson (Chairman of the Audit Committee) –Mr. Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte &Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of Water Furnace Renewable Energy Inc., a Canadian public company.

Louis Fox – Mr. Fox holds a B.A. from the University of Pittsburgh and a J.D. from the Boston University Law School.  Mr. Fox has served on several public company boards and their respective audit committees. He has more than 25 years of experience in precious metals trading, merchanting and merchant banking activities. From 1984 to 1999, Mr. Fox was a Senior Vice President of Gerald Metals, Inc., an internationally recognized commodity trading, refining and merchant banking firm. Prior to Gerald Metals, from 1974 to 1981, Mr. Fox was a Vice President of J. Aron& Co., and Vice President of Goldman Sachs from 1981through 1984.

A. Frederick Banfield – Mr. Banfield is the Founder and Chairman of Mintec, Inc., Mr. Banfield was one of the original developers of MineSight™, recognized as the pre-eminent reserves modeling and mine design software system with more than 300 installations worldwide. Mr. Banfield has also been an independent reserves auditor and mine planning advisor to some of the world's leading gold mining organizations with respect to projects in the United States, Canada, Africa, Australia and Latin America. Mr. Banfield holds an Engineer of Mines degree from the Colorado School of Mines.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Issuer's external auditors in the following categories for the 12 months ended December 31, 2011 and 2010 are as follows:

	2011	2010
Audit Fees	$196,500	$136,500
Audit Related Fees(1)	$75,000	$195,500
Tax Fees	5,425	$5,500
All Other Fees	7,500	-
Total	$284,425	$337,500

(1) For review of quarterly financial statements.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee nominates, for election by the Issuer's shareholders at the Issuer's annual general meeting, the Issuer's independent auditors to audit the Issuer's financial statements. The Audit Committee is authorized by the Issuer's Board of Directors to review the performance of the Issuer's external auditors, to approve in advance the provisions of services by the independent auditors and to consider the independence of the external auditors.

ITEM 10:                      CONFLICTS OF INTEREST

Certain of the Issuer's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits.  Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:                      LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Issuer is not a party to any legal proceedings and does not knowof any such proceedings that are contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form.

ITEM 12:                      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 13:                      TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada  M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA  80401.

ITEM 14:                      MATERIAL CONTRACTS

The Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 ("NI 51-102") at the time this Annual Information Form is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this Annual Information Form is filed but for the fact that it was previously filed, other than the Option Agreement between Seabridge Gold Inc. and RGLD Gold Canada, Inc. dated June 16, 2011 and described under “Description of the Issuer’s Business – KSM Project – Royalty Option”.

ITEM 15:                      INTERESTS OF EXPERTS

Michael Lechner, Dr. John Huang, Hassan Ghaffari, Jim Gray, W.N. Brazier, Greg McKillop, Harold Bosche, Graham Parkinson, Darby Kreitz, Robert Parolin, Warren Newcomen, Kevin Jones, Adrian Bodolan, Tysen Hantelmann, Pierre Pelletier, Cameron Clayton, Nigel Goldup and Dr. Adrian Chantler, each being companies or persons who have been named as having prepared or participated in preparing reports relating to the Issuer’s mineral properties referred to in this Annual Information Form or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer's most recently completed financial year or during the period thereafter to the date of this Annual Information Form, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and none of them have received securities of the Issuer from the Issuer since such dates.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

The auditors of the Issuer are KPMG LLP, Chartered Accountants, of Toronto, Ontario. KPMG LLP, Chartered Accountants, is independent within the meaning of the Rules of Professional Conduct of the Ontario Institute of Chartered Accountants.  KPMG LLP is registered with the Public Company Accounting Oversight Board (United States).

ITEM 16:                      ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer's properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management's discussion and analysis for the Issuer's most recent completed financial year.

SCHEDULE A

AUDIT COMMITTEE CHARTER

The Audit Committee of Seabridge is a committee of the Board composed entirely of three outside and unrelated directors. Its overall goal is to ensure that the Issuer adopts and follows a policy of full, plain, true and timely disclosure of material financial information to its stakeholders. It reviews all material matters affecting the risks and financial well being of the Issuer and is a key part of the Corporate Governance system.  The Committee is mandated to satisfy the requirements of the Canada Business Corporations Act.

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings called to discuss the annual audit plan and the final review of the year-end financial statements.  At least annually, the Committee meets with the auditors to review management’s performance relating to financial reporting matters.

Specifically, the Committee:

(a)	reviews the annual statements of the Issuer and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board regarding these financial statements,

(c)	reviews and approves financial information in all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Issuer’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)	monitors the Issuer’s internal controls, financial systems and procedures, and management information systems,

(g)	oversees management’s reporting on internal control,

(h)	meets with the Issuer’s auditors to review management’s financial stewardship and to review their recommendations to management, and

(i)	recommends the appointment of auditors and reviews the terms of the audit engagement and the appropriateness of the proposed fee,

(j)	reviews through discussions or by way of a formal document the plan followed for the annual audit with the auditors and management,

(k)	evaluates the performance of the auditors,

(l)	confirms the independence of auditors,

(m)	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and

(n)	establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.